Exhibit 2.1

EXECUTION COPY

PURCHASE AGREEMENT

by and among

CDI Corporation,

Todays Staffing, Inc.,

Spherion Atlantic Enterprises, LLC

and

Spherion Corporation

Dated as of September 19, 2007

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT is made and entered into and effective as of the  19th day of September, 2007, by and among CDI Corporation, a Pennsylvania corporation (“Seller”),  Spherion Atlantic Enterprises, LLC, a Delaware limited liability company (“Buyer”), Spherion  Corporation, a Delaware corporation (“Parent”), and solely for the purposes of Sections 4.22 and 4.25  hereof, Todays Staffing, Inc., a Pennsylvania corporation (the “Company”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of common stock, par  value $0.01 per share (the “Shares”) of the Company;

WHEREAS, the Shares constitute all of the issued and outstanding equity securities of  the Company;

WHEREAS, Buyer desires to purchase, and Seller desires to sell to Buyer, the Shares,  upon the terms and subject to the conditions set forth herein; and

WHEREAS, Parent is the direct or indirect owner of all the outstanding capital stock of Buyer.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1            Definitions. Capitalized terms used in this Agreement shall have the  meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Action” means any action, claim, complaint, investigation, petition, suit, or arbitration, whether civil or criminal, at law or in equity by or before any Governmental Entity or arbitrator.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of section 1504(a) of the Code or any similar group (including a combined or unitary group) defined under a similar provision of state, local or foreign law relating to Income Tax.

“Agreement” means this Agreement, as the same may be amended or supplemented, together with all Exhibits and the Company Disclosure Letter.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company and  its Subsidiaries as of June 30, 2007 included in the Financial Statements.

“Balance Sheet Date” means June 30, 2007.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Tax Indemnitee” shall have the meaning set forth in Section 4.19(a).

“CDI Marks” shall have the meaning set forth in Section 4.12.

“Claim Notice” shall have the meaning set forth in Section 7.3.

“Clerical/Administrative Personnel” means customer service representatives, executive and administrative assistants, receptionists, data entry clerks and other billable employees who perform similar functions while on assignment at customer locations, but shall not mean IT professionals (such as programmers, data administrators and help desk specialists), technical personnel (such as engineers, designers and drafters), recruiters, or sales, finance, human resources, procurement and light industrial personnel.

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Source” shall have the meaning set forth in Section 7.5.

“Common Parent” means the common parent of the Affiliated Group of which Seller and the Company are presently members.

“Company” shall have the meaning set forth in the recitals to this Agreement.

“Company Contracts” shall have the meaning set forth in Section 3.1(n)(i).

“Company Disclosure Letter” means the disclosure letter of the Company referred to in, and delivered to Buyer pursuant to, this Agreement.

“Company Group Member” shall have the meaning set forth in Section 4.13(a).

“Company Intellectual Property” means the Intellectual Property owned or licensed from third parties by the Company or its Subsidiaries.

“Company Leases” shall have the meaning set forth in Section 3.1(k).

“Company Plans” means each employee benefit plan, program or arrangement, including, but not limited to, each pension, profit sharing, 401(k), severance, welfare, disability, deferred compensation, stock purchase, stock option or other equity, employment, consulting, change-in-control, retention, fringe benefit, bonus, incentive agreements, programs, policies or other arrangements, whether or not subject to ERISA and that is maintained, sponsored or contributed to (other than as a participating employer in an employee benefit plan, program or arrangement of Seller (a “Seller Plan”)) by the Company or any ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate has any liability or obligation, for the benefit of any current or former employee of the Company and its Subsidiaries.

“Confidentiality Agreement” shall have the meaning set forth in Section 4.4(a).

“Contract” means any binding contract, agreement, arrangement, commitment, franchise, indenture, lease, purchase order or license.

“Copyrights” means all copyrights (including all registrations and applications to register the same, and all unregistered copyrights).

“Current Assets,” with respect to the Company and its Subsidiaries, means, as of the applicable date, current assets as set forth on the consolidated balance sheet of the Company, but excluding any Income Tax assets.

“Current Liabilities,” with respect to the Company and its Subsidiaries, means, as of the applicable date, current liabilities as set forth on the consolidated balance sheet of the Company, but excluding any United States-based workers’ compensation liabilities, Income Tax liabilities and the Neuburger Obligations.

“Debt Certificate” shall have the meaning set forth in Section 2.2(b)(iii).

“Deferred Compensation Plan” shall have the meaning set forth in Section 4.24.

“Dispute Notice” shall have the meaning set forth in Section 2.3(d).

“Employee Data” shall have the meaning set forth in Section 4.5(c).

“Encumbrance” means any lien, encumbrance, security interest, option, charge, covenant, pledge, mortgage, deed of trust, hypothecation, voting trust arrangement, conditional sale or restriction on transfer of title or voting, title defect, title retention agreement, or any adverse claims, rights or interests whatsoever, except for any restrictions on transfer generally arising under any applicable federal, state or provincial securities laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means an employer, other than the Company and its Subsidiaries, that, together with Seller is, or at any time for which any relevant statute of limitations remains open was, considered a “single employer” under § 414 of the Code.

“Environmental Law” means any Law relating to the protection of the environment, or human health as it relates to the environment, including any Law relating to the manufacture, use, transport, treatment, storage, disposal, release or threatened release of Hazardous Materials.

“Excluded Representations” shall have the meaning set forth in Section 7.4(b).

“Exclusive Period” shall have the meaning set forth in Section 4.18.

“Final Net Working Capital” shall have the meaning set forth in Section 2.3(g).

“Final Net Working Capital Statement” shall have the meaning set forth in Section  2.3(g).

“Final Working Capital Adjustment” shall have the meaning set forth in Section  2.3(h).

“Financial Statements” means, collectively, (i) the unaudited balance sheet of the Company and its Subsidiaries as of December 31, 2006 and the unaudited consolidated statement of income of the Company and its Subsidiaries for the year ended December 31, 2006 and (ii) the unaudited consolidated balance sheet and unaudited consolidated statement of income of the Company and its Subsidiaries as of and for the six (6) months ended June 30, 2007.

“GAAP” means United States generally accepted accounting principles, consistently applied. With respect to any calculation of Net Working Capital for the purposes of this Agreement, GAAP shall be applied in a manner consistent with its application in preparing the Balance Sheet and no change in accounting principles shall be made from the principles used in the preparation of the Balance Sheet. For purposes of the preceding sentence, “changes in accounting principles” includes all changes in accounting principles, policies, practices, procedures or methodologies with respect to financial statements, their classification or presentation, as well as all changes in practices, methods, conventions or assumptions (unless required by objective changes in underlying events) utilized in making accounting estimates.

“Governmental Entity” means any United States federal or state government, or any foreign government, or any agency, bureau, board, commission, court, department, tribunal or instrumentality thereof.

“Governmental Filings” shall have the meaning set forth in Section 3.1(e).

“Guarantees” shall have the meaning set forth in Section 4.10.

“Hazardous Materials” means (a) materials which are listed or otherwise defined as “hazardous” or “toxic” under any applicable Environmental Laws or other Laws that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials, or (b) any petroleum products, nuclear materials, petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls or any substance listed, classified or regulated as hazardous or toxic.

“Income Tax” means any Tax imposed on or determined in whole or part with reference to income, including any interest, penalty or other addition with respect thereto.

“Indebtedness” means, with respect to any Person, without duplication: (i) indebtedness for borrowed money of such Person (including intercompany debt and any indebtedness constituting a reimbursement obligation of such Person on account of all issued and outstanding drawn letters of credit, but excluding surety bonds), (ii) any obligation of such Person on account of under-funded pension, retirement or similar liabilities, (iii) any obligation of such Person on account of any medical or life insurance post-retirement benefits other than as required by law under Code section 4980B and the corresponding provisions of ERISA, (iv) indebtedness for borrowed money of any other Person guaranteed in any manner by such Person, and (v) obligations of such Person as lessee under any leases which are required to be capitalized in accordance with GAAP, contingently or otherwise, as obligor or guarantor.

“Indemnified Party” means the party entitled to indemnification pursuant to Section 7.2.

“Indemnifying Party” means the party required to indemnify the other party pursuant to Section 7.2.

“Indemnified Party Tax Increase” shall have the meaning set forth in Section 4.13(b).

“Independent Accounting Firm” means a mutually acceptable nationally recognized firm of independent certified public accountants that has not provided material services to either Seller or Buyer or their Affiliates in the preceding three (3) years, or if no such firm is available and willing to serve, then a mutually acceptable expert in public accounting, in each case, upon which Buyer and Seller shall have mutually agreed.

“Initial Purchase Price” shall have the meaning set forth in Section 2.1(b).

“Intellectual Property” means all Trademarks, Patents, Copyrights and Trade Secrets and all other intellectual property rights in any jurisdiction, to the extent recognized under the Laws of such jurisdiction.

“Knowledge of Seller” means the actual knowledge of Roger Ballou, Mark Kerschner, Dan Neuburger, Gina Ashton, Angela Harris, Scott Salantrie, Jim Mulderrig, Joseph Seiders, Craig Lewis, and solely for purposes of Sections 3.1(i) and 3.1(o), Cecilia Venglarik, and solely for purposes of  Sections 3.l(j), 3.l(r) and 3.l(v), Vince Squillacioti, and solely for purposes of Sections 3.l(j) and 3.1(r), Michael Crumrine, and solely for purposes of Section 3.1(y), Lisa Imler and Loney Roberts, and Dan Neuburger after reasonable inquiry by Dan Neuburger of the primary account executives for the Significant Customers.

“Landlord Consents” shall have the meaning set forth in Section 4.21.

“Law” means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Leased Real Property” shall have the meaning set forth in Section 3.l(j).

“Losses” shall have the meaning set forth in Section 7.2(a).

“Material Adverse Effect” means any change or event that has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, other than any change or event resulting from, relating to or arising out of (i) general economic conditions in any of the markets or geographical areas in which the Company or any of its Subsidiaries operate; (ii) any change in economic conditions or the financial, banking, currency or capital markets in general (whether in the United States or any other country or in any international market) or changes in currency exchange rates or currency fluctuations; (iii) any calamity or other conditions generally affecting any of the industries in which the Company and its Subsidiaries operate; (iv) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (v) changes in Law or in GAAP or interpretations thereof; (vi) any actions taken, or failures to take action, or such other changes or events, in each case, to which Buyer has consented; (vii) any item or items set forth in the Company Disclosure Letter; (viii) the resignation or termination of any employee of the Company or any of its Subsidiaries; or (ix) the announcement of, or the taking of any action contemplated by, this Agreement and the other agreements contemplated hereby, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the Company’s business.

“Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d 3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least five percent (5%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least five percent (5%) of the outstanding equity securities or equity interests in a Person.

“Net Working Capital” means Current Assets minus Current Liabilities, calculated after giving effect to the elimination of inter-company accounts pursuant to Section 4.9(b).

“Neuburger Obligations” shall have the meaning set forth in Section 4.25.

“Notice Period” shall have the meaning set forth in Section 7.3.

“Outside Date” shall have the meaning set forth in Section 6.1(b).

“Parent” shall have the meaning set forth in the first paragraph of this Agreement.

“Patents” means all U.S. and foreign patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof.

“Permits” shall have the meaning set forth in Section 3.1(p).

“Permitted Encumbrance” means (i) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment or employment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government Contracts, performance and return of money bonds and similar obligations; (ii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other Encumbrances which have arisen in the ordinary course of business; (iii) Encumbrances approved by Buyer; (iv) Encumbrances for Taxes not yet delinquent or contested in good faith; (v) requirements and restrictions of zoning, building and other Laws, rules and regulations; (vi) statutory liens of landlords for amounts not yet due and payable; (vii) liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (viii) Encumbrances which, in the aggregate, are not reasonably likely to impair, in any material respect, the continued use, sale or transfer of the asset or property to which they relate, as used on the date hereof; and (ix) Encumbrances resulting from securities Laws with respect to restrictions on transfer.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Entity.

“Preliminary Closing Net Working Capital Statement” shall have the meaning set forth in Section 2.3(a).

“Preliminary Net Working Capital” shall have the meaning set forth in Section 2.3(a).

“Prior Period Return” means any Tax Return related to Income Tax required or permitted to be filed for a taxable period that ends on or prior to the Closing Date.

“Protected Employee” means, as of the Closing, the President of the Company, the executives who report directly to the President of the Company, and the district managers of the Company, in each case, as set forth on Exhibit A attached hereto.

“Purchase Price” shall have the meaning set forth in Section 2.3(i).

“Reference Net Working Capital” means $12,690,000.

“Released Parties” shall have the meaning set forth in Section 4.10.

“Representatives” shall have the meaning set forth in the Confidentiality Agreement.

“Restricted Business” shall have the meaning set forth in Section 4.17(a)(i).

“Section 338(h)(10) Election” shall have the meaning set forth in Section 4.13(e)(i).

“Section 338(h)(10) Election Forms” shall have the meaning set forth in Section 4.13(e)(i).

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Plan” shall have the meaning set forth in the definition of Company Plans.

“Seller’s Basket” shall have the meaning set forth in Section 7.4(b).

“Seller’s Cap” shall have the meaning set forth in Section 7.4(b).

“Shares” shall have the meaning set forth in the recitals to this Agreement.

“Significant Customers” shall have the meaning set forth in Section 3.1(y).

“Straddle Period” shall have the meaning set forth in Section 4.13(a).

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing more than fifty percent of the equity or more than fifty percent of the ordinary voting power or, in the case of a partnership, more than fifty percent of the general partnership interests or more than fifty percent of the profits or losses  of which are, as of such date, owned, controlled or held by the applicable Person or one or more  subsidiaries of such Person.

“Support Services” shall have the meaning set forth in Section 4.11.

“Support Services Agreement” means the Support Services Agreement between Buyer and Seller to be dated the Closing Date in the form of Exhibit B attached hereto.

“Tax” (and, in the plural, “Taxes”) means any and all (a) domestic or foreign, federal, state, county or local income, net income, gross income, sales and use, license, excise, franchise, real or personal property, receipt, windfall profit, capital stock, production, registration, business and occupation, disability, employment, payroll, severance, withholding, alternative or add-on minimum, intangible, ad valorem, transfer, gain, stamp, estimated, transaction, title, capital, paid-up capital, profits, occupation, premium, value-added, recording, inventory and merchandise, business privilege, federal highway use, commercial rent or environmental tax and any liability under unclaimed property or similar laws or other tax, duty, fee, levy, impost, assessment or charge or like assessment or charge of any kind whatsoever imposed by any taxing authority, including any and all interest, penalties, fines, additions to tax or additional amounts imposed in connection with (i) any of the foregoing or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, and (b) liabilities in respect of any items described in clause (a) payable by reason of contract, assumption, transferee liability, operation of law or otherwise.

“Tax Claim” shall have the meaning set forth in Section 4.13(b).

“Tax Indemnified Party” shall have the meaning set forth in Section 4.13(b).

“Tax Indemnifying Party” shall have the meaning set forth in Section 4.13(b).

“Tax Loss” shall have the meaning set forth in Section 4.19(a).

“Tax Return” means any return, report, declaration, information return or other document required to be filed with any Tax authority with respect to Taxes, including any amendments thereof.

“Terminating Contracts” shall have the meaning set forth in Section 4.9(a).

“Third Party Acquisition” means the sale or transfer to a Person other than Buyer or an Affiliate of Buyer of a material amount of the assets or equity interests of the Company and its

Subsidiaries on a consolidated basis pursuant to an asset or stock purchase agreement or merger, consolidation or similar business combination transaction.

“Trademarks” means all U.S. and foreign trademarks, service marks, trade names and Internet domain names, together with the goodwill symbolized by any of the foregoing, including common law rights with respect to the foregoing, to the extent recognized, and all registrations and applications relating to the foregoing.

‘‘Trade Secrets” means all U.S. and foreign trade secrets, proprietary know-how and other confidential and proprietary information.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated hereby.

“WARN Act” shall have the meaning set forth in Section 4.14.

ARTICLE II

PURCHASE AND SALE OF SHARES

Section 2.1             Purchase and Sale of Shares.

(a)              Buyer and Seller hereby agree that, upon the terms and subject to the satisfaction or waiver, if permissible, of the conditions hereof, at the Closing, Seller shall sell to Buyer, and Buyer shall purchase from Seller all of the Shares, free and clear of any and all Encumbrances.

(b)             At the Closing, Buyer shall pay, in consideration for the purchase of the Shares pursuant to Section 2.1(a), an amount in cash equal to $40,075,000 minus the amount of Indebtedness set forth on the Debt Certificate delivered pursuant to Section 2.2(b)(iii) (the “Initial Purchase Price”). The Initial Purchase Price is subject to adjustment following the Closing by the Final Working Capital Adjustment.

Section 2.2             Closing.

(a)              The closing of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Dechert LLP, located at the Cira Centre, 2929 Arch Street, Philadelphia, Pennsylvania, at 10:00 a.m., Philadelphia time, on September 28, 2007, or on such other date as Buyer and Seller mutually agree (the “Closing Date”). The Closing shall be deemed effective as of the close of business on the Closing Date.

(b)              Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:

(i)     a certificate or certificates evidencing the Shares, duly executed in blank or together with a duly executed stock transfer form;

(ii)     all other documents required to be delivered by Seller on or prior to the Closing Date pursuant to this Agreement; and

(iii)     a certificate of an officer of Seller certifying the aggregate amount of Indebtedness, if any, of the Company and its Subsidiaries as of the Closing Date (the “Debt Certificate”).

(c)       Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:

(i)     the Initial Purchase Price, by wire transfer of immediately available funds to an account or accounts designated by Seller prior to Closing; and

(ii)     all other documents required to be delivered by Buyer on or prior to the Closing Date pursuant to this Agreement.

Section 2.3             Purchase Price Adjustment.

(a)              Within seventy-five (75) days following the Closing Date, Seller shall deliver to Buyer an unaudited consolidated statement (the “Preliminary Closing Net Working Capital Statement”) of the Net Working Capital of the Company and its Subsidiaries immediately prior to the Closing (calculated after giving effect to the elimination of inter-company, Income Tax and cash (including written checks in transit) accounts pursuant to Section 4.9(b)) (the “Preliminary Net Working Capital”), together with a statement detailing the calculation thereof consistent with Section 2.3(a) of the Company Disclosure Letter, prepared by Seller in accordance with GAAP.

(b)              Buyer shall provide Seller and its Representatives reasonable access to, and permit them to make copies of, during normal business hours and upon reasonable notice, all relevant work papers, schedules, memoranda and other documents, including working papers of its accountants (subject to such accountants’ customary access terms), and to any of Buyer’s employees and Representatives, to the extent reasonably necessary for Seller to prepare the Preliminary Closing Net Working Capital Statement, and Buyer shall, and shall cause its employees and Representatives to, cooperate reasonably with Seller and its Representatives in connection therewith. Buyer agrees that following the Closing it shall not take any actions with respect to the books, records and other documents on which the Preliminary Closing Net Working Capital Statement is to be based that would hinder the ability of Seller or its Representatives to prepare the Preliminary Closing Net Working Capital Statement.

(c)              Buyer shall, within thirty (30) days after the delivery by Seller of the Preliminary Closing Net Working Capital Statement, complete its review of the Preliminary Net Working Capital reflected in the Preliminary Closing Net Working Capital Statement. Seller shall provide Buyer and its Representatives reasonable access to, and permit them to make copies of, during normal business hours and upon reasonable notice, all relevant work papers, schedules, memoranda and other documents, including working papers of its accountants (subject to such accountants’ customary access terms), prepared by Seller or its Representatives in connection with its preparation of the Preliminary Closing Net Working Capital Statement and/or its calculation of Preliminary Net Working Capital, and to any of Seller’s employees and Representatives, to the extent reasonably necessary for Buyer to complete its review of the Preliminary Closing Net Working Capital Statement,

and Seller shall, and shall cause its employees and Representatives to, cooperate reasonably with Buyer and its Representatives in connection therewith.

(d)              The Preliminary Closing Net Working Capital Statement shall be binding and conclusive upon, and deemed accepted by, Buyer unless Buyer shall have notified Seller in writing within thirty (30) days after delivery of the Preliminary Closing Net Working Capital Statement of any good faith objection thereto, which objection can only be that Preliminary Net Working Capital, as reflected in the Preliminary Closing Net Working Capital Statement, has not been prepared in accordance with this Agreement or contains mathematical errors on its face (the “Dispute Notice”); provided, that Buyer may not deliver more than one Dispute Notice and may not amend its Dispute Notice once it has been delivered to Seller. The Dispute Notice shall set forth each item that Buyer disputes, a description of the basis on which Buyer disputes each item and the specific adjustments to the amount of each item which Buyer believes should be made. Any items not disputed in a valid Dispute Notice shall be deemed to have been accepted by Buyer. Except as outlined above, Buyer agrees that it shall not object to or otherwise challenge the amount of the Preliminary Net Working Capital.

(e)              In the event that Buyer shall deliver a Dispute Notice to Seller, Buyer and Seller shall cooperate in good faith to resolve such dispute as promptly as practicable and, upon such resolution, if any, any adjustments to the Preliminary Closing Net Working Capital Statement and Preliminary Net Working Capital shall be made in accordance with the agreement of Buyer and Seller. If Buyer and Seller are unable to resolve any such dispute within thirty (30) days (or such longer period as Buyer and Seller shall mutually agree in writing) of Buyer’s delivery of such Dispute Notice, such dispute shall be resolved by the Independent Accounting Firm. The Independent Accounting Firm shall determine, based solely on presentations by Buyer and Seller and their respective Representatives, and not by independent review, which review shall be limited by the standards set forth in Section 2.3(f), and shall render a written report as to the dispute and the resulting calculation of Preliminary Net Working Capital. The written report of the Independent Accounting Firm shall be conclusive and binding upon the parties.

(f)               In resolving any disputed item, the Independent Accounting Firm: (i) shall be bound by the principles set forth in this Section 2.3, (ii) shall limit its review to matters specifically set forth in the Dispute Notice, (iii) shall further limit its review to whether the Preliminary Net Working Capital was calculated in accordance with this Agreement, and (iv) shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The fees, costs, and expenses of the Independent Accounting Firm shall be borne (x) by Buyer in the proportion that the aggregate dollar amount of such disputed items so submitted that are unsuccessfully disputed by Buyer (as finally determined by the Independent Accounting Firm) bears to the aggregate dollar amount of such items so submitted and (y) by Seller in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by Buyer (as finally determined by the Independent Accounting Firm) bears to the aggregate dollar amount of such items so submitted. Whether any dispute is resolved by agreement among the parties or by the Independent Accounting Firm, changes to the Preliminary Closing Net Working Capital Statement shall be made hereunder only for items as to which Buyer has taken exception in the Dispute Notice.

(g)              The Independent Accounting Firm shall be instructed to use  commercially reasonable efforts to render the decision within thirty (30) days following the submission  of such matters to the Independent Accounting Firm, and, in any case, as promptly as practicable after  such submission. Buyer and Seller shall use commercially reasonable efforts to cause the Independent Accounting Firm to render the decision within such time period. The Preliminary Closing Net Working Capital Statement and the Preliminary Net Working Capital, (i) if no Dispute Notice has been  timely delivered by Buyer, as originally submitted by Seller or (ii) if a Dispute Notice has been timely  delivered by Seller, as determined pursuant to the resolution of such dispute in accordance with this  Section 2.3, shall be, respectively, the “Final Net Working Capital Statement” and the “Final Net Working Capital.”

(h)              The “Final Working Capital Adjustment” shall be equal to Final Net  Working Capital minus Reference Net Working Capital (it being understood that the Final Working  Capital Adjustment may be either positive or negative).

(i)               The “Purchase Price” shall be equal to (i) the Initial Purchase Price plus  (ii) the Final Working Capital Adjustment (it being understood that the amount referred to in clause (ii)  may be either positive or negative).

(j)               If the Final Net Working Capital exceeds the Reference Net Working Capital, Buyer shall pay the amount of such excess to Seller. If the Reference Net Working Capital exceeds the Final Net Working Capital, Seller shall pay the amount of such excess to Buyer. Buyer or Seller, as the case may be, shall, within five (5) Business Days after the determination of the Final Net Working Capital pursuant to Section 2.3(g), make payment to the other by wire transfer in immediately available funds of the amount payable by Buyer or Seller, as the case may be, in respect of the Final Working Capital Adjustment, together with interest thereon from the Closing Date to the date of payment, at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by Citibank, N.A. from time to time during such period. Such interest shall be calculated based on a year of three hundred sixty-five (365) days and the number of days elapsed since the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1            Representations and Warranties of Seller. Except as set forth in  the Company Disclosure Letter, Seller represents and warrants to Buyer as follows:

(a)              Due Organization and Good Standing. Each of Seller and the Company is duly incorporated, validly existing and in good standing under the Laws of the Commonwealth of Pennsylvania. The Company is qualified or otherwise authorized to act as a foreign corporation and is in good standing under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized would not reasonably be expected to have a Material Adverse Effect. The Company has requisite power and authority to own, lease and operate its properties and assets and to carry on its businesses as now conducted, except where the failure to have such power and authority would not have a Material Adverse Effect.

(b)              Authorization of Transaction. Seller has requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Support  Services Agreement, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and the Support Services Agreement and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by necessary corporate action on the part of Seller and no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery and performance by Seller of this Agreement and the Support Services Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes, and the Support Services Agreement, when executed and delivered by Seller (assuming due authorization, execution and delivery by the other parties thereto) shall constitute, a valid and binding obligation of Seller,  enforceable against Seller in accordance with its terms, except that such enforcement may be limited  by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought.

(c)              No Conflict or Violation. Except as set forth on Section 3.1(c) of the Company Disclosure Letter, the execution, delivery and performance by Seller of this Agreement and the Support Services Agreement and the consummation of the transactions contemplated hereby and thereby do not, with or without the giving of notice or the passage of time or both, (i) assuming all authorizations, consents and approvals described in Section 3.1(e) have been obtained or made, violate any applicable Law to which Seller or its properties is subject; (ii) conflict with, result in a violation or breach of, or constitute a default under, result in or permit the acceleration of any liability under, or result in or permit the termination, modification or cancellation of, any term or provision of, or cause the creation of any Encumbrance upon the property or assets of the Company pursuant to any Contract, mortgage, deed of trust or other instrument or agreement to which Seller or the Company is a party, (iii) result in the suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to the business of the Company; or (iv) violate the certificate of incorporation or bylaws of Seller; except, in the case of clauses (i), (ii) and (iii), for such conflicts, violations, breaches, defaults, accelerations or terminations as would not have a Material Adverse Effect.

(d)              Capital Structure and Ownership of Shares. As of the date of this Agreement, the authorized capital stock of the Company consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding. All of the issued and outstanding shares have been duly authorized and validly issued, are fully paid and non-assessable, and have not been issued in violation of any preemptive rights, rights of first refusal or similar rights. The Company has no other capital stock or equity securities authorized, issued or outstanding, and there are no (i) agreements, options, warrants, calls, subscriptions or other rights, arrangements or commitments existing or outstanding that provide for the sale or issuance of any of the foregoing by Seller or the Company (other than this Agreement), (ii) outstanding securities convertible or exchangeable into shares of capital stock of the Company, or (iii) voting trusts or other agreements or understandings to which the Company or Seller is a party or by which the Company or Seller is bound with regards to the voting, transfer or other disposition of the shares of capital stock of the Company. Seller is the record and beneficial owner of all of the issued and outstanding shares, and has good and valid title to all of the Shares free and clear of all Encumbrances. At Closing, the Shares purchased by Buyer from Seller shall constitute all of the issued and outstanding capital stock of the Company, and good and valid title to all of the Shares will be conveyed to Buyer, with the Shares free and clear of all Encumbrances except for those created by Buyer or arising out of ownership of the Shares by Buyer.

(e)              Governmental Filings. No filings or registration with, notification to, or authorization, consent or approval of any Governmental Entity (collectively, “Governmental Filings”) are required in connection with the execution, delivery and performance of this Agreement or the Support Services Agreement by Seller, except (i) Governmental Filings that become applicable as a result of matters specifically related to Buyer or its Affiliates or (ii) as set forth in Section 3.1(e) of the Company Disclosure Letter.

(f)               Subsidiaries. Section 3.1(f) of the Company Disclosure Letter contains a list of each Subsidiary of the Company, including its name, and its jurisdiction of incorporation or formation. Each Subsidiary of the Company is validly existing and in good standing in its jurisdiction of incorporation or formation and is in good standing in all other jurisdictions in which it is qualified or authorized to do business (as customarily certified by the applicable Governmental Entity in respect of the entities registered in such jurisdictions), except where the failure to be so qualified or otherwise authorized would not reasonably be expected to have a Material Adverse Effect. All of the issued and outstanding shares of capital stock of each Subsidiary of the Company are owned directly or indirectly by the Company, free and clear of all Encumbrances, and are duly authorized and validly issued, free of preemptive rights, and are fully paid and non-assessable and there is no (i) subscription, option, warrant, call right, agreement or commitment relating to the issuance, sale, delivery, transfer or redemption by any Subsidiary of the Company (including any right of conversion or exchange under any outstanding security or other instrument) of the capital stock of any Subsidiary of the Company (other than any such subscription, option, warrant, call right, agreement or commitment in favor of the Company or any Subsidiary of the Company), (ii) outstanding securities convertible or exchangeable into shares of capital stock of any Subsidiary of the Company, or (iii) voting trusts or other agreements or understandings to which Seller, the Company or any of its Subsidiaries is a party or by which Seller, the Company or any of its Subsidiaries is bound with regards to the voting, transfer or other disposition of the shares of capital stock of any Subsidiary of the Company.

(g)              Financial Statements. A true and complete copy of the Financial Statements is set forth in Section 3.1(g) of the Company Disclosure Letter. Except as disclosed in the notes to the Financial Statements or in Section 3.1(g) of the Company Disclosure Letter, the Financial Statements have been prepared in accordance with GAAP and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the dates thereof and their results of operations for the periods then ended, and for the six (6)-month period ended June 30, 2007, changes in shareholders’ equity.

(h)              No Undisclosed Liabilities. Except (i) as reflected or reserved against in the Financial Statements (or any notes thereto), (ii) as set forth in Section 3.1(h) of the Company Disclosure Letter and (iii) for liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has any direct or indirect liabilities or obligations of any nature (whether known or unknown, absolute, fixed, or not accrued, contingent, liquidated, unliquidated or otherwise or whether due or to become due and regardless of when or by whom asserted) that would be required by GAAP to be reflected or reserved against on a balance sheet of the Company and its Subsidiaries or disclosed in the notes thereto (but excluding any liabilities related or attributable to Income Taxes or U.S. workers’ compensation).

(i)               Legal Proceedings. Except as set forth in Section 3.1(i) of the Company Disclosure Letter, and except for workers’ compensation claims or proceedings, there are currently no Actions pending, or, to the Knowledge of Seller, threatened in writing (or threatened orally if such oral threat has been reported to the Board of Directors of CDI Corp., insurance carriers or independent auditors) against the Company or its Subsidiaries which (i) are reasonably expected to result in payment by the Company and its Subsidiaries of more than $50,000 individually or $100,000 in the aggregate or (ii) challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of the transactions contemplated hereby. Except as set forth in Section 3.1(i) of the Company Disclosure Letter, none of Seller, the Company or any of the Company’s Subsidiaries (X) is, or since January 2005 has been, subject to any judgment, decree, injunction or order of any Governmental Entity, other than any judgment, decree, injunction or order that is generally applicable to all Persons or to Persons in businesses similar to those of Seller, the Company and the Company’s Subsidiaries or (Y) has, since January 2005, entered into any settlement of an Action in which it was required to pay, or had any final judgment, decree or order recorded against it to pay, an amount on an individual basis in excess of $50,000.

(j)               Personal Property. Except as may be reflected in the Financial Statements or set forth on Section 3.1(j) of the Company Disclosure Letter, the Company and its Subsidiaries have valid title, free and clear of Encumbrances (except for Permitted Encumbrances), to all the tangible personal property used in the business of the Company and its Subsidiaries as conducted on the date hereof, except for such tangible personal property that has been disposed of in the ordinary course of business. Except as set forth in Section 3.1(j) of the Company Disclosure Letter, and except for assets used to provide intercompany services such as the type of services to be provided under the Support Services Agreement, Seller does not own any tangible asset used by the Company or its Subsidiaries in conducting their business as of the date hereof. To the Knowledge of Seller, the machinery, equipment and other tangible assets owned or leased by the Company used in the business of the Company and its Subsidiaries taken as a whole are adequate for the uses to which they are being put.

(k)              Real Property. Neither the Company nor any of its Subsidiaries owns, or since December 10, 1991 has owned, any real property. Section 3.1(k) of the Company Disclosure Letter sets forth (i) the location of all material real property directly or indirectly leased to the Company or its Subsidiaries by a third party (the “Leased Real Property”) pursuant to a lease, sublease or other similar agreement under which the Company or its Subsidiaries is the lessee or sublessee (collectively, the “Company Leases”) and (ii) a list of all Company Leases. Copies of all Company Leases, together with any modifications, extensions, amendments and assignments thereof, have heretofore been furnished or made available to Buyer.

(l)               Taxes. Except as set forth in Section 3.1(1) of the Company Disclosure Schedule:

(i)     The Company and its Subsidiaries have timely filed with the appropriate taxing authorities all material Tax Returns required to be filed by them (taking into  account all applicable extensions). All such Tax Returns are true, correct and complete in all material  respects. All material Taxes due and owing by the Company or any of its Subsidiaries have been paid  (whether or not shown on any Tax Return and whether or not any Tax Return was required). Neither  the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within  which to file any material Tax Return. Within the last three (3) years, no claim has been made in  writing addressed to the Company or any of its Subsidiaries by a taxing authority in a jurisdiction where any of the Company and its Subsidiaries does not file Tax Returns that is or may be subject to taxation by that jurisdiction.

(ii)     No unresolved deficiencies for material Taxes against any of the  Company and its Subsidiaries have been claimed, proposed or assessed by any taxing authority. There  are no pending or, to the Knowledge of Seller, threatened in writing audits, assessments or other  actions for or relating to any material liability in respect of Taxes of any of the Company and its  Subsidiaries. The Company has delivered or made available to Buyer complete and accurate copies of its pro forma separate federal income tax returns submitted to the Common Parent and material state and local tax returns of each of the Company and its Subsidiaries and their predecessors for all Tax years ending on or after December 31, 2003. Neither the Company nor any of its Subsidiaries nor any predecessor has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency which has not been previously resolved.

(iii)     There are no material Encumbrances for Taxes other than Permitted Encumbrances on any assets of any of the Company and its Subsidiaries.

(iv)     Neither the Company nor any of its Subsidiaries (i) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise for any taxable period (or portion thereof) ending after the Closing Date; (ii) has made an election, or is required to treat any of its assets as owned by another Person pursuant to the provisions of Section 168(f) of the Internal Revenue Code of 1954 or as tax-exempt bond financed property or tax-exempt use of property within the meaning of Section 168 of the Code; (iii) owns any property that is subject to a “section 467 rental agreement” as defined in Section 467 of the Code; or (iv) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable state or local Tax provision.

(v)     There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of the Company and its Subsidiaries which will remain in effect after the Closing, and, after the Closing Date, none of the Company and its Subsidiaries shall be bound by any such Tax-sharing agreements or similar arrangements entered into prior to the Closing or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(vi)     Since December 10, 1991, none of the Company and its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Common Parent). None of the Company and its Subsidiaries has any material liability for the Taxes of any Person (other than Taxes of the

Company and its Subsidiaries) (i) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

(vii)     Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(viii)     Other than with respect to Canada, neither the Company nor any of its Subsidiaries has or had a permanent establishment in any foreign country and does not and has not engaged in a trade or business in any foreign country.

(ix)      Seller is not a foreign person within the meaning of Section 1445 of the Code.

(x)     Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code within the last five (5) years, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code within the last five (5) years.

(xi)     Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury regulations Sections 301.601l-4(b). If either the Company or any of its Subsidiaries has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income tax within the meaning of Section 6662 of the Code, then it believes that it has either (i) substantial authority for the tax treatment of such transaction or (ii) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction.

(xii)     The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion of any taxable period) after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law); (ii) installment sale or open transaction disposition occurring on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date.

(m)     Absence of Certain Changes. Except as set forth in Section 3.1(m) of the Company Disclosure Letter or as otherwise contemplated or permitted hereby, from the Balance Sheet Date through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course reasonably consistent with past practice and there has not been a change in the business of the Company or the financial condition of the Company which has resulted or would reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, and except as set forth in Section 3.1(m) of the Company Disclosure Letter or actions taken in connection with transactions contemplated or permitted hereby, since the Balance Sheet Date neither the Company nor any Subsidiary has:

(i)      authorized or effected any amendment or change to its certificate of incorporation or bylaws or equivalent organizational documents;

(ii)     issued or authorized the issuance of its equity interests or equity securities, or granted any options, warrants or other rights to purchase or obtain any of its equity securities or issued, sold or otherwise disposed of any of its equity securities, other than to the Company or its Subsidiaries;

(iii)     issued any note, bond or other debt security, or created, incurred, assumed or guaranteed any Indebtedness or any capitalized lease obligation;

(iv)     entered into any Contract, or materially amended, renewed or modified any existing Contract, in each case, with any Affiliate of the Company (other than its Subsidiaries) or any Significant Customer;

(v)     except (A) in the ordinary course of business, (B) pursuant to the existing Contracts and commitments set forth in Section 3.1(n) of the Company Disclosure Letter or (C) for distributions of cash to any Affiliate of the Company, sold, leased, transferred or otherwise disposed of any property or assets of the Company or its Subsidiaries;

(vi)     made any capital expenditure, or commitments therefor, in excess of $150,000 in the aggregate;

(vii)      except in the ordinary course of business, cancelled, compromised or settled any claim, or intentionally waived or released any rights of the Company or its Subsidiaries;

(viii)     adopted, entered into, amended, altered or terminated any Company Plan or any employment agreement with any Protected Employee or, except for any bonus arrangements made by and which are the obligation of Seller, granted or agreed to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any Protected Employee, except as required under applicable Law, any existing Company Plan or any existing employment agreement;

(ix)     made any changes to its accounting principles or practices, other than as may be required by applicable Law or GAAP;

(x)     acquired (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit; and

(xi)      agreed or otherwise committed to take any of the actions prohibited by the foregoing clauses (i) through (x).

(n)      Company Contracts.

(i)      Section 3.1(n)(i) of the Company Disclosure Letter sets forth a list of Contracts in effect as of the date of this Agreement to which the Company or its Subsidiaries is a party, which are in the categories listed below (collectively, the “Company Contracts”):

(1)                            any employment, consulting or similar agreement, other than at-will employment arrangements, requiring payment by the Company or its Subsidiaries of base annual salary in excess of $75,000.

(2)                            any Contract evidencing Indebtedness or under which the Company or any of its Subsidiaries have issued any note, bond, indenture, mortgage, security interest or other evidence of Indebtedness, or has directly or indirectly guaranteed Indebtedness of any Person (other than the Company or its Subsidiaries);

(3)                             any material license agreement pursuant to which the Company or its Subsidiaries, (i) has acquired the right to use any Company Intellectual Property, other than click-wrap or shrink-wrap licenses of standard commercial computer software applications, or (ii) has granted to any third party any license to use any Company Intellectual Property owned by the Company or its Subsidiaries;

(4)                             any Contract under which the Company or any of its Subsidiaries currently provides services to a Significant Customer;

(5)                             any Contract for the Company to purchase goods or services under which the Company is required or reasonably expected to make payments in excess of $100,000 for the fiscal year ending December 31, 2007; except for Contracts that are terminable by the Company upon not more than thirty (30) days notice without penalty, and except for Contracts with any Affiliate of the Company to provide intercompany services to the Company;

(6)                             any agreement for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of the Company or its Subsidiaries, requiring payments by the Company or its Subsidiaries for the fiscal year ended December 31,2006, or expected to require payments for the fiscal year ending December 31, 2007 or any fiscal year thereafter, for each such year in excess of $75,000;

(7)                             any Contract containing a covenant not to compete that materially impairs the ability of the Company or any of its Subsidiaries to freely conduct their business as such business is conducted on the date hereof in any geographic area or any material line of business;

(8)                             any collective bargaining agreement or other agreement with any labor union, employee representative or group of employees;

(9)                             any agreement or lease requiring annual payments in excess of $75,000 under which the Company or any Subsidiary leases any real or personal property, either as lessor or lessee;

(10)                       any Contract with a Significant Customer providing for discounts, rebates or monetary payments based upon inadequate service levels or volume purchases (other than the Company’s general customer satisfaction guarantees);

(11)                       any agreement providing for indemnification by the Company or any Subsidiary with respect to infringements of proprietary rights (other than indemnification obligations arising from purchase, sale or license agreements entered into in the ordinary course of business); and

(12)                      any outstanding written commitment to enter into any agreement of the type described in subsections (1) through (11) of this Section 3.1(n)(i).

(ii)                         Except as set forth in Section 3.1(n)(ii) of the Company Disclosure Letter, (1) each Company Contract (A) constitutes a valid and binding obligation of the Company or the Subsidiary party thereto and (B) assuming such Company Contract is binding and enforceable against the other parties thereto is enforceable against the Company or the Subsidiary party thereto, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought, and (2) neither the Company nor any of its Subsidiaries is in breach of or default under any Company Contract.

(o)                                    Labor. No labor strike or general work stoppage (including, without limitation, any organizational drive) against the Company or any of its Subsidiaries is pending or, to the Knowledge of Seller, threatened; and neither the Company nor any of its Subsidiaries is subject to any pending labor dispute or labor Action (including any charge, complaint or grievance pending before the National Labor Relations Board or any comparable state or local agency) which would have a Material Adverse Effect. Except as set forth in Section 3.1(o) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is bound by any agreement with any labor organization (covered by the National Labor Relations Act), and to the Knowledge of Seller, no union organizing activities involving any such labor organization is pending or threatened with respect to the Company or its Subsidiaries.

(p)                                     Compliance With Law. Except for Laws relating or attributable to Taxes and employee benefits, which shall be governed exclusively by Section 3.1(1) and Section 3.1(q), respectively, and except as set forth in Section 3.1(p) of the Company Disclosure Letter, the Company and its Subsidiaries are, and for the past two (2) years have been, operating their respective businesses in compliance in all material respects with applicable Laws, including labor Laws. Except as set forth in Section 3.1(p) of the Company Disclosure Letter, all material approvals, permits and licenses of Governmental Entities (collectively, “Permits”) required for the Company and its Subsidiaries to conduct their business and own and operate its assets, as conducted on the date hereof, are in the possession of the Company or its Subsidiaries, as applicable, are in full force and effect and the Company and its Subsidiaries are operating in compliance in all material respects therewith.

(q)                                    Employee Benefit Plans.

(i)                           Section 3.1(q)(i) of the Company Disclosure Letter sets forth a list of each Company Plan. Buyer has been given access to or provided with current, accurate and complete copies of each Company Plan.

(ii)                        Each Company Plan has been established and administered in all material respects in accordance with its terms and applicable Law, including, as to each Company Plan that is subject to United States Law, ERISA and the Code, except that, in a situation in which a Company Plan is required to comply with a provision of applicable Law, but is not yet required to be amended to reflect that provision, each such Company Plan has been administered in all material respects in accordance with that Law.

(iii)                    Each Company Plan that is an “employee pension benefit plan” (within the meaning of ERISA Section 3(2)) of the Company and its Subsidiaries has received a favorable determination letter as to its qualification. No event has occurred or circumstance exists that could reasonably be expected to give rise to disqualification or loss of tax-exempt status of any Company Plan or a related trust. No Company Plan is subject to Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA.

(iv)                   With respect to each Company Plan, (i) no material Action is pending or threatened, (ii) no facts or circumstances exist that reasonably could give rise to any material Actions, (iii) no “prohibited transaction” within the meaning of the applicable provisions of ERISA or the Code has occurred with respect to the Company Plans that would be reasonably expected to result in the liability of the Company or any ERISA Affiliate for a tax or a penalty; and (iv) all material premiums, contributions or other payments required to have been made by Law or under the terms of any Company Plan or any contract or agreement relating thereto as of the Closing Date have been made or accrued in the books and records of the Company or its Subsidiaries.

(v)                         Except as set forth in Section 3.1(q)(i) of the Company Disclosure Letter, and except for compensation and other employee-related payments for which Seller shall remain solely liable, the consummation of the transactions contemplated hereby (either alone or together with any other event) shall not, (i) entitle any current or former employee, officer, director, contractor and/or consultant of the Company and its Subsidiaries to severance, termination, change in control, unemployment compensation or any other payment or benefit, or (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of compensation due any such employee, officer, director, contractor or consultant. The transactions contemplated by this Agreement will not cause any amount paid or payable by the Company, any Subsidiary or Buyer to be classified as an excess parachute payment under Section 280G of the Code.

(vi)                       Neither Seller nor any ERISA Affiliate has, at any time, (i) maintained, contributed to or incurred any liability with respect to, any employee pension benefit plan subject to Title IV of ERISA or Code § 412, (ii) been required to contribute to, or incurred any withdrawal liability within the meaning of ERISA § 4201 to, any multiemployer plan as defined in ERISA § 3(37) or (iii) maintained, contributed or have any liability with respect to any multiple employer plan as described in Section 413(c) of the Code.

(vii)                    Seller and each ERISA Affiliate have complied in all material respects with the notice and continuation coverage requirements of § 4980B of the Code and the regulations thereunder, including, without limitation, the “M&A regulations” issued as Treasury Regulations § 54.4980B-9, with respect to each Company Plan that is, or was during any taxable year of Seller or any ERISA Affiliate for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of § 5000(b)(1) of the Code. No Company Plan (i) provides for post-retirement health, accident or life insurance benefits to future, current and/or former employees, officers, directors, contractors and/or consultants and their dependents and beneficiaries, other than as required to be provided under Code Section 4980B, (ii) is a group health plan that is self-insured, and (iii) is, or has been, a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(viii)                   There is no reasonable basis upon which the Company, any of its Subsidiaries or Buyer could be expected to incur any liability with respect to any Seller Plan, or with respect to any employee benefit plan maintained by any ERISA Affiliate by reason of being considered a “single employer” with Seller or any such ERISA Affiliate within the meaning of Section 4001(b)(1) of ERISA.

(ix)                          Each Company Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(l) of the Code) has been operated and administered in good faith compliance, in all material respects, with Section 409 A of the Code and the regulations thereunder.

(x)                           Each individual who is performing services or who has performed services for the Company and its Subsidiaries and is or was treated by the Company and its Subsidiaries as an employee has been properly classified as such under all applicable legal requirements, and (ii) each individual who is performing services or who has performed services for the Company and its Subsidiaries and is or was treated by the Company and its Subsidiaries as an independent contractor has been appropriately classified as such under all applicable legal requirements, and no such individual participates or has the right to participate in any Company Plan with respect to the Company and its Subsidiaries.

(xi)                            With respect to each Company Plan that is not subject to United States Law, each such plan required to be registered has been registered and has been maintained in all material respects by compliance with applicable Law.

(r)                              Intellectual Property.

(i)                           Section 3.1(r)(i) of the Company Disclosure Letter sets forth, for the Company Intellectual Property owned by the Company or its Subsidiaries, a list of all U.S. and foreign: (a) Patents; (b) registered trademarks, service marks, trade names and Internet domain names and applications for registration of any of the foregoing; and (c) Copyright registrations and applications for registration of Copyrights. The foregoing registrations are in effect and subsisting. Except as disclosed in Section 3.1(r)(i) of the Company Disclosure Letter, the Company or its Subsidiaries is the record owner of all registrations and applications included in the Company Intellectual Property owned by, as applicable, the Company or its Subsidiaries, and each such item is held free and clear of any Encumbrances other than Permitted Encumbrances. Except as set forth in Section 3.1(r)(i) of the Company Disclosure Letter, the Patents, registered trademarks, service marks, trade names and Internet domain names, registered Copyrights, and applications for registration of any of the foregoing owned by the Company or its Subsidiaries have been duly maintained and are valid and in full force and effect. Section 3.1(r)(i) of the Company Disclosure Letter contains a complete list of all license or other agreements relating to the Company Intellectual Property. To the Knowledge of Seller, there is no Action pending, nor any basis for any Action that would preclude or impair enforcement of the Company’s or any of its Subsidiaries’ rights in the Company Intellectual Property, including, without limitation, any Action related to misuse, laches, acquiescence, statute of limitations, abandonment, unclean hands or fraudulent registration. At no time during the past two (2) years have there been any Actions instituted or, to the Knowledge of Seller, threatened, by any third party pertaining to or challenging the ownership, use of, or right to use, any of the Company Intellectual Property used by the Company or any of its Subsidiaries in the conduct of their business.

(ii)                            Except as set forth in Section 3.1(r)(ii) of the Company Disclosure Letter: (a) to the Knowledge of Seller, the conduct of the Company’s and its Subsidiaries’ business as currently conducted by them and as conducted by them during the past two (2) years does not infringe or otherwise violate and has not infringed or otherwise violated any Person’s Intellectual Property, and there is no Action pending or, to the Knowledge of Seller, threatened against the Company or its Subsidiaries alleging such infringement or other violation, and (b) to the Knowledge of Seller, no Person is infringing or otherwise violating any of the Company’s or any of its Subsidiaries’ owned Company Intellectual Property, and no Actions are pending or, to the Knowledge of Seller, threatened against any Person by the Company or its Subsidiaries alleging such infringement or other violation.

(iii)                             Neither the Company nor any of it Subsidiaries have at any time within the last two (2) years prior to the date of this Agreement received written notification from any Governmental Entity alleging that the Company or any of its Subsidiaries has not complied with applicable data protection Laws.

(s)                              Brokers’ Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Seller or the Company, for which the Company or any of its Subsidiaries or Buyer have any liability.

(t)                                Indebtedness. Except as set forth in Section 3.1(t) of the Company Disclosure Letter, the Company and the Subsidiaries have no outstanding Indebtedness, outstanding but undrawn letters of credit or surety bonds as of the date of this Agreement.

(u)                             Obligations to Related Parties. Except for matters relating to the provision of intercompany services such as the type of services to be provided under the Support Services Agreement, Section 3.1(u) of the Company Disclosure Letter sets forth a list of (i) all Contracts between Seller or its Subsidiaries (other than the Company and its Subsidiaries), on the one hand, and either the Company or any of its Subsidiaries, on the other hand, and (ii) all other outstanding arrangements (other than employment and compensation arrangements) between the Company or its Subsidiaries, on the one hand, and (x) any Protected Employee or (y) any Person in which any Protected Employee has a Material Interest, on the other hand.

(v)                             Environmental Matters. Each of the Company and its Subsidiaries holds (and is in compliance in all material respects with) all licenses, Permits and other governmental authorizations required under applicable Environmental Law. None of the Company or any of its Subsidiaries is in violation of any requirements of any Environmental Laws in connection with the conduct of its business or in connection with the use, maintenance or operation of any of the Leased Real Property. There are no facts, circumstances or conditions relating to the business of the Company or any of its Subsidiaries or relating to any real property at any time owned, leased or operated by the

Company or its Subsidiaries that in any such case would reasonably be expected to lead to any liability of the Company or its Subsidiaries under any Environmental Law.

(w)                            Accounts Receivable. Section 3.1(w)(i) of the Company Disclosure Letter sets forth the results of a customary accounts receivable run performed by the Company with respect to the accounts receivable of the Company and its Subsidiaries two (2) Business Days prior to the date hereof, and on the Closing Date, Section 3.1(w)(ii) of the Company Disclosure Letter shall set forth the results of a customary accounts receivable run performed by the Company with respect to the accounts receivable of the Company and its Subsidiaries two (2) Business Days prior to the Closing Date. Except as set forth on Section 3.1(w) of the Company Disclosure Letter, all such accounts receivable, to the extent uncollected on the date hereof, represent valid obligations for bona fide services rendered by the Company or its Subsidiaries in the ordinary course of business.

(x)                                Insurance. Section 3.1(x) of the Company Disclosure Letter (i) identifies with respect to policy periods beginning on or after January 1, 2006 each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) with respect to which the Company or its Subsidiaries is a party, a named insured or otherwise the beneficiary of coverage and (ii) contains in respect of each such policy, the risk insured against, the amount of coverage and the deductible.

(y)                             Customers. Section 3.1 (y) of the Company Disclosure Letter sets forth a list of the top ten (10) customers of the Company (by volume of sales to such customer) for the twelve (12)-month period ended June 30,2007 (the “Significant Customers”)  Except as set forth in Section 3.1 (y) of the Company Disclosure Letter, as of the date hereof, the Company has not received any written notice (or to the Knowledge of Seller, any oral notice) from any Significant Customer to the effect that such customer will stop, or materially decrease the rate of, or change in a manner materially adverse to the Company the material terms (whether related to payment, price or otherwise) with respect to, buying services from the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

(z)                               Bank Accounts. Section 3.1(z) of the Company Disclosure Letter sets forth (i) each of the bank accounts of the Company and its Subsidiaries and (ii) each Person that is an authorized signatory with respect to such accounts.

Section 3.2                                        Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

(a)                              Due Organization and Good Standing of Buyer. Buyer is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)                             Authorization of Transaction by Buyer. Buyer has requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Support Services Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and the Support Services Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by necessary limited liability company action on the part of Buyer and no other limited liability company proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance by Buyer of this Agreement and the Support Services Agreement and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes, and the Support Services Agreement, when executed and delivered by Buyer (assuming due authorization and delivery by the other parties thereto) shall constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought.

(c)                             Governmental Filings. No Governmental Filings are required in connection with the execution, delivery and performance of this Agreement or the Support Services Agreement by Buyer, except for (i) Governmental Filings that become applicable as a result of matters specifically related to Seller or its Affiliates or (ii) such other Governmental Filings the failure of which to be obtained or made would not materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.

(d)                            No Conflict or Violation. The execution, delivery and performance by Buyer of this Agreement and the Support Services Agreement and the consummation of the transactions contemplated hereby and thereby do not, with or without giving of notice or the passage of time or both, (i) assuming all authorizations, consents and approvals described in Section 3.1(e) and Section 3.2(c) have been obtained or made, violate any applicable Law to which Buyer or its properties is subject; (ii) conflict with, result in a violation or breach of, or constitute a default under, result in or permit the acceleration of any liability under, or result in or permit the termination, modification or cancellation of, any term or provision of, or cause the creation of any Encumbrance upon the property or assets of Buyer pursuant to any Contract, mortgage, deed of trust or other instrument or agreement to which Buyer is a party; (iii) result in the suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to the business of Buyer; or (iv) violate the certificate of incorporation, bylaws or equivalent organizational documents of Buyer; except, in the case of clauses (i), (ii) and (iii), for such conflicts, violations, breaches, defaults, accelerations or terminations as would not materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.

(e)                             Legal Proceedings. There are no Actions pending or, to the knowledge of Buyer, threatened which challenge the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of the transactions contemplated hereby. Buyer is not subject to any judgment, decree, injunction or order of any Governmental Entity which would materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.

(f)                               Acquisition of Equity for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of Buyer’s purchase of the Shares. Buyer confirms that it can bear the economic risk of its investment in the Shares and can afford to lose its entire investment in the Shares, has been furnished the materials relating to Buyer’s purchase of the Shares which it has requested, and Seller has provided Buyer the opportunity to ask questions of the officers and management employees of the Company and to acquire additional information about the business and financial condition of the Company and its Subsidiaries. Buyer is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares. Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act.

(g)                             Funding. Buyer has as of the date of this Agreement and shall have on the Closing Date sufficient funds to enable Buyer to consummate the transactions contemplated hereby, including payment of the Purchase Price and fees and expenses of Buyer relating to the transactions contemplated hereby.

(h)                            Brokers’ Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer, for which Seller or any of its Subsidiaries have any liability.

(i)                                 No Reliance. Buyer acknowledges that it has conducted an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and its Subsidiaries and the nature and condition of their respective properties, assets and businesses. In making the determination to proceed with the transactions contemplated by this Agreement and the Support Services Agreement, Buyer has relied on both the results of its own independent investigation and the representations and warranties set forth in Section 3.1. In connection with Buyer’s investigation of the Company and its Subsidiaries, Buyer has received from Seller, the Company and their respective Affiliates, agents and representatives certain projections and other forecasts, including but not limited to projected financial statements, cash flow items and other data of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Affiliates, agents and representatives shall have no claim against any Person with respect thereto. Accordingly, Buyer acknowledges that, without limiting the generality of Section 3.3, neither Seller, the Company nor any of their respective representatives, agents or Affiliates, have made any representation or warranty with respect to the accuracy or completeness of such projections and other forecasts and plans.

Section 3.3                                         No Other Representations or Warranties. Except for the representations and warranties contained in Section 3.1 and as set forth in the Support Services Agreement, neither Seller nor any other Person on behalf of Seller or any of its respective Affiliates makes any express or implied representation or warranty with respect to Seller, the Company or any of their respective Affiliates or with respect to any other information provided to Buyer, its Affiliates, agents or representatives in connection with the transactions contemplated hereby. Neither Seller nor any other Person will have or be subject to any liability or other obligation to Buyer, its Affiliates, agents or representatives or any Person resulting from the sale of the Shares to Buyer or Buyer’s use of, or the use by any of Buyer’s Affiliates, agents or representatives of, any such information, including any information, documents, projections, forecasts of other material made available to Buyer, its

Affiliates or representatives in certain “data rooms,” offering memorandum or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in Section 3.1 or the Support Services Agreement.

ARTICLE IV

COVENANTS

Section 4.1                                        Conduct of the Company’s Business.

(a)                              Seller agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as (i) otherwise contemplated hereby, (ii) required by applicable Law, (iii) set forth in Section 4.1 of the Company Disclosure Letter or (iv) consented to by Buyer in writing in advance (which consent shall not be unreasonably withheld or delayed), Seller shall cause the Company and its Subsidiaries to conduct their respective businesses and operations in the ordinary course of business and, subject to the foregoing, shall procure that the Company and its Subsidiaries shall not:

(i)                         authorize or effect any amendment to or change its certificate of incorporation, bylaws or equivalent organizational documents;

(ii)                           issue or authorize the issuance of any equity interests or equity securities, or grant any options, warrants, or other rights to purchase or obtain any of its equity securities or issue, sell or otherwise dispose of any of its equity securities, other than to the Company or its Subsidiaries;

(iii)                            issue any note, bond, or other debt security, or create, incur, assume or guarantee any Indebtedness or any capitalized lease obligation;

(iv)                          enter into any Contract or materially amend, renew or modify any existing Contract, in each case, with any Affiliate of the Company (other than its Subsidiaries) or any Significant Customer;

(v)                         except (A) in the ordinary course of business, (B) pursuant to the existing Contracts and commitments set forth in Section 3.1(n) of the Company Disclosure Letter or (C) for distributions of cash to any Affiliate of the Company, sold, leased, transferred or otherwise disposed of any property or assets of the Company or its Subsidiaries;

(vi)                          make any capital expenditure, or commitments therefor, in excess of $150,000 in the aggregate;

(vii)                           except in the ordinary course of business, cancel, compromise or settle any claim, or intentionally waive or release any rights of the Company or its Subsidiaries;

(viii)                              adopt, enter into, amend, alter or terminate any Company Plan or any employment agreement with any Protected Employee or, except for any bonus arrangements made by and which are the obligation of Seller, grant or agree to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any Protected Employee, except as required under applicable Law, any existing Company Plan or any existing employment agreement;

(ix)                             make any changes to their accounting principles or practices, other than as may be required by applicable Law or GAAP;

(x)                            acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit; and

(xi)                             agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (i) through (x).

(b)                             Other than the right to consent or withhold consent with respect to the foregoing matters, nothing contained herein shall give Buyer any right to manage, control, direct or be involved in the management of Seller, the Company, or their respective Subsidiaries or businesses prior to the Closing.

Section 4.2                                        Withdrawal From Company Plans. Prior to the Closing Date, the Company and its Subsidiaries shall terminate their participation, effective as of the Closing Date, in any Seller Plan, and in any Company Plan sponsored by Seller or its ERISA Affiliates, in the manner, if any, that such plan specifies for withdrawal of a participating employer.

Section 4.3                                        Publicity. Buyer and Seller agree to communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement. Buyer and Seller agree that no public release or announcement concerning the terms of the transactions contemplated hereby shall be issued by any party without the prior consent of Buyer and Seller, except (i) as such release or announcement, upon the advice of outside counsel, may be required by Law or the rules and regulations of any stock exchange upon which the securities of Seller or its Affiliates are listed, in which case the party required to make the release or announcement, to the extent practicable, shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance and (ii) Seller and Buyer may each disclose any information concerning the transactions contemplated hereby which they deem appropriate in their reasonable judgment, in light of their status as publicly owned companies, including without limitation to securities analysts and institutional investors and in press interviews and Governmental Filings.

Section 4.4                                       Confidentiality.

(a)                              Buyer and its Representatives (as such term is defined in the Confidentiality Agreement between Buyer and Seller dated February 20, 2007 (the “Confidentiality Agreement”)) shall treat all nonpublic information obtained in connection with this Agreement and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect as provided in Section 6.2 hereof in accordance with its terms.

(b)                             From and after the Closing, Buyer shall, and shall cause the Company and its Subsidiaries to, keep confidential and not use for any purpose all nonpublic information regarding Seller or its Affiliates (other than the Company and its Subsidiaries) of which the Company and its Subsidiaries may be aware.

Section 4.5                                       Access to Information.

(a)                             Subject to Section 4.4 hereof, until the earlier of the Closing or the termination of this Agreement, Seller shall cause its officers, directors, employees and other agents to afford the officers, directors, employees and other agents of Buyer reasonable access during normal business hours to the officers, directors, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and their books and records, and shall furnish Buyer with such financial, operating and other data and information with respect to the Company and its Subsidiaries, as Buyer, through its officers, employees or agents, may reasonably request. In exercising its rights hereunder, Buyer shall conduct itself so as not to interfere in the conduct of the business of the Company and its Subsidiaries prior to Closing. Buyer acknowledges and agrees that any contact by Buyer and its agents and representatives with officers, employees, customers or agents of the Company and its Subsidiaries hereunder shall be arranged and supervised by representatives of Seller, unless Seller otherwise expressly consents with respect to any specific contact. Notwithstanding anything to the contrary set forth in this Agreement, neither Seller nor any of its Affiliates (including the Company and its Subsidiaries) shall be required to disclose to Buyer or any agent or representative thereof any (i) information (A) except as already provided to Buyer, relating to any sale or divestiture process conducted by Seller or its Affiliates for the Company or its business or Seller’s or its Affiliates’ (or their representatives’) evaluation of the Company or its business in connection therewith, including projections, financial or other information relating thereto or (B) if doing so could violate any Contract or Law to which Seller or any of its Affiliates (including the Company and its Subsidiaries) is a party or is subject or which it believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including without limitation, the attorney-client and work product privileges) or (ii) consolidated, combined, unitary or similar Tax Return of which Seller or any of its Affiliates (other than the Company or any of its Subsidiaries) is the common parent or any other information relating to Taxes or Tax Returns other than information relating solely to the Company and its Subsidiaries.

(b)                            After the Closing, upon reasonable written notice, Buyer shall furnish or cause to be furnished to Seller and its counsel, agents and representatives access, during normal business hours, to such information and assistance relating to the Company and its Subsidiaries as is necessary for (i) any financial reporting and accounting matters, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, or in connection with any disclosure obligation or the defense of any Action, or (ii) with Buyer’s consent, which shall not be unreasonably withheld or delayed, any other reasonable business purpose. Seller shall reimburse the Company for reasonable out-of-pocket costs and expenses incurred in assisting Seller pursuant to this Section 4.5(b).

(c)                             To the extent permitted by applicable Laws, within one (1) Business Day after the date of this Agreement, Seller shall provide, or shall cause the Company to provide, Buyer with the information called for by the templates attached hereto as Exhibit C for each employee of the Company and its Subsidiaries other than Canadian employees and temporary employees (the “Employee Data”). The Employee Data shall be provided to Buyer electronically in Microsoft Excel format. Buyer hereby agrees to the following restrictions on the use of the Employee Data prior to the Closing:

(i)                         Buyer shall use the Employee Data only to (A) assist in preparing the employees of the Company and its Subsidiaries for benefits open enrollment and (B) to transition such employees to Buyer’s payroll systems;

(ii)                           Buyer shall treat all Employee Data as confidential and shall limit its disclosure of the Employee Data to those employees of Buyer who are required to have such information in the performance of their duties in carrying out the approved uses set forth in clause (i) above; and

(iii)                           Buyer shall require an acknowledgement from each employee to whom the Employee Data is disclosed that such employee shall treat all Employee Data as confidential.

(d)                              To the extent not prohibited by applicable Laws, Seller shall provide Buyer with updated Employee Data electronically in Microsoft Excel format on the pay date that follows the final pay check run performed by Seller after the Closing Date.

Section 4.6                                              Filings and Authorizations. Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause its Affiliates to, promptly file or cause to be filed all necessary Governmental Filings, including, but not limited to, (i) filing within five (5) Business Days of the date of this Agreement all required Governmental Filings under any applicable antitrust or competition Laws; (ii) filing by Buyer within thirty (30) days after the Closing Date of a Notification under the Investment Canada Act; and (iii) submissions of additional information requested by any Governmental Entity. Each of Buyer and Seller further agrees that it shall, and shall cause its Affiliates to, comply with any applicable post-Closing notification or other requirements of any antitrust, trade competition, investment or control reporting or similar Law or regulation of any Governmental Entity with competent jurisdiction. Each of Buyer and Seller agrees to cooperate with and promptly to consult with, to provide any reasonably available information with respect to, and to provide, subject to appropriate confidentiality provisions, copies of all presentations and filings to any Governmental Entity to the other party or its counsel.

Section 4.7                                       Commercially Reasonable Efforts.

(a)                              Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, and without limiting the obligations of the parties under Section 4.6, each of the parties hereto agrees to use its commercially reasonable efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other party hereto in doing all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including, but not limited to: (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the obtaining of applicable consents, waivers or approvals of any third parties; (iii) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; and (iv) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably require in order to carry out the intent of this Agreement. Notwithstanding the foregoing, except as necessary to comply with Section 4.6, none of Seller, the Company, Buyer or any of their respective Affiliates shall be obligated to make any payments or otherwise pay any consideration to any third party to obtain any applicable consent, waiver or approval.

(b)                            Each party hereto shall promptly inform the others of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement and the Support Services Agreement. If any party or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement, then such party shall use its commercially reasonable efforts to make, or cause to be made, as soon as practicable and after consultation with the other party, an appropriate response in compliance with such request.

Section 4.8                                        Insurance. Buyer agrees that (i) as of the Closing, the Company and its Subsidiaries shall not be entitled to the benefit of any insurance coverage under policies of Seller or its Affiliates and the lack of such insurance coverage shall not constitute a breach of any of Seller’s representations, warranties or covenants hereunder or result in the failure of any condition to Buyer’s obligations to effect the Closing hereunder and (ii) following the Closing, no claims may be brought by Buyer or the Company or their respective Subsidiaries or Affiliates against any policy of Seller or its Affiliates in respect of the Company or its Subsidiaries regardless of whether the events underlying such claim arose prior to or after the Closing; it being understood that it shall be Buyer’s responsibility to secure coverage for such claims.

Section 4.9                                      Termination of Agreements.

(a)                             On and as of the Closing, except as provided in Section 4.20 herein and except for (i) this Agreement and the Support Services Agreement and (ii) those Contracts, if any, set forth on Section 4.9(a) of the Company Disclosure Letter, all Contracts between the Company or its Subsidiaries, on the one hand, and Seller or any of its Affiliates (other than the Company and its Subsidiaries), on the other hand (the “Terminating Contracts”) shall be terminated as between them without any further force and effect, and there shall be no further liabilities or obligations of any of the relevant parties thereunder. Buyer agrees to take and to cause the Company and its Subsidiaries to take any action following the Closing that would be required to give effect to the termination of the Terminating Contracts.

(b)                            Except as set forth on Section 4.9(b) of the Company Disclosure Letter, all inter-company accounts, whether payables or receivables (including Income Tax accounts and unfunded outstanding checks), between Seller or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand, as of the Closing shall be eliminated (by way of capital contribution, dividends, cash settlement or as otherwise determined by Seller in its sole discretion) prior to the Closing Date.

Section 4.10                                 Release of Guarantees. Prior to the Closing Date, each of the parties shall, effective as of the Closing Date, use commercially reasonable efforts to (i) terminate or cause to be terminated, or cause Buyer or one of its Affiliates to be substituted in all respects for Seller and any of its Affiliates or former Affiliates (other than the Company and its Subsidiaries) (collectively, the “Released Parties”) in respect of all obligations of the Released Parties under, any guarantee of or relating to obligations or liabilities (including under any Contract, letter of credit or Company Lease) of the Company and its Affiliates, including, but not limited to, those listed on Section 4.10 of the Company Disclosure Letter (“Guarantees”) and (ii) in each case, obtain the release of Seller and its Affiliates from any such Guarantees. To the extent that for any reason any Released Party still has performance obligations under any such Guarantee after the Closing Date, Buyer shall (x) perform such obligations on behalf of such Released Party or (y) otherwise take such action as reasonably requested by Seller so as to put such Released Party in the same position as if Buyer, and not such Released Party, had performed or were performing such obligations.

Section 4.11                                 Provision of Certain Services. Buyer acknowledges that the Company and its Subsidiaries currently receive from Seller and its Affiliates certain administrative and corporate services and benefits of a type generally provided to other businesses and Subsidiaries of Seller (“Support Services”). Buyer, Seller and the Company acknowledge that, except as set forth in the Support Services Agreement, Support Services shall cease at Closing, and all other agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Closing Date, with no further obligation of any party thereto.

Section 4.12                                 Use of Certain Marks. Following the Closing, Buyer shall cause the Company and its Subsidiaries to, as soon as practicable, but in no event later than thirty (30) days following the Closing Date, cease to (i) make any use of any names, logos or Trademarks that include or are derived from the terms (A) “CDI” or “CDI Corporation” (which shall include capitalized versions of such names), or any other Trademark used by Seller or any of its Affiliates or former Affiliates (other than the Company and its Subsidiaries but including any Persons that have ceased to be Subsidiaries of Seller), including without limitation those material families of Trademarks set forth in Section 4.12 of the Company Disclosure Letter, and (B) any names, logos or Trademarks related thereto or containing or comprising the foregoing, including any names, logos or Trademarks confusingly similar thereto or dilutive thereof (the “CDI Marks”), and (ii) hold themselves out as having any affiliation with Seller or any of its current or former Affiliates. In furtherance thereof, as soon as practicable but in no event later than thirty (30) days following the Closing Date, Buyer shall (x) cause the Company and its Subsidiaries to remove, strike over or otherwise obliterate all CDI Marks from all assets and other materials owned by the Company and its Subsidiaries, including, without limitation, any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems and (y) cease the reordering, production and reproduction of any such assets and other materials that include any CDI Marks. Any use by the Company or any of its Subsidiaries of any of the CDI Marks as permitted in this Section 4.12 is subject to their compliance with the quality control requirements and guidelines in effect for the CDI Marks as of the Closing Date.

Section 4.13                               Tax Matters.

(a)                            Preparation and Filing of Tax Returns. Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and any Subsidiaries (a “Company Group Member”) for all periods ending on or prior to the Closing Date which are required to be filed on or after the Closing Date and shall cause all of the income of each Company Group Member (including, without limitation, deferred items triggered into income under Treasury Regulation Section 1.1502-13 and any excess loss account taken into income under Section 1.1502-19) to be included in the consolidated federal income Tax Return of the Affiliated Group of which Seller is a member and any state, local or foreign unitary, combined or consolidated Tax Return. Such Tax Returns shall be prepared in accordance with past practice and custom of the Company Group Members. Buyer shall prepare or cause to be prepared or file or cause to be filed any Tax Returns of any Company Group Member for periods which begin before the Closing Date and end after the Closing Date (a “Straddle Period”), including without limitation any income Tax Returns for any Straddle Period. Such Tax Returns for any Straddle Period shall be prepared in accordance with past practice and custom of the Company Group Members. Buyer shall provide such Tax Returns to Seller for its review and consent, which consent shall not be unreasonably withheld. Neither Buyer nor any of its Affiliates shall file any amended Tax Returns for any periods for or in respect of any Company Group Member with respect to which Buyer is not obligated to prepare or cause to be prepared the original such Tax Returns pursuant to this Section 4.13(a) without the prior written consent of Seller. Buyer may, at its sole discretion, make an election under Section 338(g) of the Code with respect to Todays Staffing, Ltd., a Canadian corporation, so long as the purchase price allocated to such Canadian corporation pursuant to Section 4.13(e) hereof or otherwise is no greater than $4,000,000.

(b)                                         Contest.

(i)                          If a party is responsible for the payment of Taxes pursuant to this Agreement (including indemnification under Section 4.19) (the “Tax Indemnifying Party”) and the other party to this Agreement (the “Tax Indemnified Party”) receives notice of any deficiency, proposed adjustment, assessment, audit, examination, suit, dispute or other claim (a “Tax Claim”) with respect to such Taxes, the Tax Indemnified Party will promptly notify the Tax Indemnifying Party in writing of such Tax Claim, but the failure to so notify the Tax Indemnifying Party will not relieve the Tax Indemnifying Party of any liability it may have to the Tax Indemnified Party, except to the extent the Tax Indemnifying Party has suffered actual prejudice thereby.

(ii)                           With respect to any Tax Claim, the Tax Indemnifying Party will assume and control all proceedings taken in connection with such Tax Claim and, without limiting the foregoing, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any applicable governmental Persons with respect thereto, and may either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner; provided, however, that the Tax Indemnifying Party will consult with the Tax Indemnified Party in the negotiation and settlement of any Tax Claim and the Tax Indemnifying Party will not, without the written consent of the Tax Indemnified Party, which consent shall not be unreasonably withheld, settle or compromise any Tax Claim in any manner if such settlement or compromise would have the effect of increasing the Taxes of the Tax Indemnified Party (“Indemnified Party Tax Increase”); provided, however, that the consent of the Tax Indemnified Party will not be required if the Tax Indemnifying Party indemnifies the Tax Indemnified Party for all Losses attributable to such Indemnified Party Tax Increase; provided, further, that, to the extent that a Tax Claim relates to the Straddle Period, Seller and Buyer will jointly control all proceedings taken in connection with any such Tax Claim.

(iii)                            The Tax Indemnified Party will cooperate with the Tax Indemnifying Party in contesting any Tax Claim, which cooperation will include the retention and (upon the Tax Indemnifying Party’s request) the provision to the Tax Indemnifying Party of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

(iv)                           Neither party will settle or compromise a Tax Claim relating solely to Taxes of the Company or a Subsidiary for a Straddle Period without the other party’s written consent which consent shall not be unreasonably withheld.

(v)                         Neither Buyer nor any Affiliate of Buyer, shall amend, refile or otherwise modify, or cause or permit the Company or any Subsidiary to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion of any taxable period), ending on or before the date of the Closing without the prior written consent of Seller, which will not be unreasonably withheld, unless otherwise required by law or regulation.

(c)                              Tax Proceedings. Buyer shall promptly notify Seller following receipt of any notice of audit or other proceeding relating to any Prior Period Return or Tax Return for the Straddle Period. Seller shall have the right (i) to control any and all audits or other proceedings relating to any Prior Period Return, or the filing of any amended Prior Period Return and (ii) to participate in the audit of any Tax Return for the Straddle Period. Buyer shall pay to Seller the amount of any refund or realized Tax credit related to any Prior Period Return or Seller’s portion of any Tax Return for the Straddle Period within five (5) Business Days of its receipt.

(d)                             Post-Closing Elections. At Seller’s request, Buyer shall cause any of the Company and its Subsidiaries to make or join with Seller in making any other election if the making of such election does not have an adverse impact on Buyer (or any of the Company and its Subsidiaries) for any post-acquisition Tax period.

(e)                              Code §338(h)(10) Election: Allocation of Purchase Price.

(i)                         Buyer, the Company and Seller (or the Common Parent) shall join with Buyer in making an election under Section 338(h)(10) of the Code (and any corresponding election under state and local law) with respect to the purchase and sale of the Company’s shares (collectively, a “Section 338(h)(10) Election”). Seller shall pay any Income Tax imposed on the Company or any of its Subsidiaries attributable to the making of the Section 338(h)(10) Election.

Buyer shall prepare all Tax forms, including U.S. federal Tax Forms 8023 and 8883, and comparable state and local Tax forms that may be required to effect a valid Section 338(h)(10) Election for federal and comparable state and local Tax purposes (“Section 338(h)(10) Election Forms”). As soon as practicable after the Closing Date, Buyer shall furnish Seller with a draft of the Section 338(h)(10) Election Forms, and within thirty (30) days after the receipt of the Section 338(h)(10) Election Forms from Buyer, Seller shall furnish Buyer with its comments, if any, regarding the Section 338(h)(10) Election Forms. Buyer shall make reasonable adjustments to the Section 338(h)(10) Election Forms proposed by Seller. In the event the parties cannot reach agreement on the Section 338(h) (10) Election Forms, such disagreement shall be resolved by the Independent Accounting Firm. Buyer and Seller shall duly execute the completed Section 338(h)(10) Election Forms promptly after such forms have been finalized. Buyer shall file such forms within the applicable time period and provide copies of the Section 338(h)(10) Forms as filed. As soon as practicable, but not later than thirty (30) days after the date of any adjustment to the Purchase Price, Buyer shall furnish Seller with a copy of the appropriate amended Section 338(h)(10) Election Forms. Buyer, Seller and the Company shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Section 338(h)(10) Election Forms. Neither Buyer, Seller nor the Company shall take any position on any Tax Return or with any taxing authorities that is inconsistent with the agreed fair market values on the final Section 338(h)(10) Election Forms, provided that Buyer, Seller and the Company may take a tax position consistent with any examination adjustments made by the Internal Revenue Service or applicable state or local taxing authorities.

(f)                                            Carryforwards and Carrybacks. Buyer shall cause each Company Group Member to elect, when permitted by law, to carry forward any net operating loss, charitable contribution, or other item arising after the Closing Date that could, in the absence of such an election, be carried back to a taxable period or portion of a taxable period of such Company Group Member ending on or before the Closing Date. Buyer, on its own behalf and on behalf of its Affiliates, hereby waives any right to use or apply any net operating loss, charitable contribution, or other item of any Company Group Member for any Tax year ending on any date following the Closing Date to any taxable period or portion thereof of such Company Group Member ending on or before the Closing Date.

Section 4.14                                 Compliance with WARN Act and Similar Statutes. Buyer shall comply in all material respects with the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”), or any similar state, local or Foreign Law, requiring notice to employees or a Governmental Entity in the event of a plant closing or layoff, with respect to the Company and its Subsidiaries at all times during the ninety (90) days following the Closing Date. For the avoidance of doubt, Buyer shall be responsible for all notices or payments due to any employees, and all notices, payments, fines, or assessments due to any Governmental Entity pursuant to any applicable federal, state, local or foreign Law with respect to the employment, discharge, or layoff of any employees by Buyer, the Company or any Subsidiary of the Company on or after the Closing, including but not limited to the WARN Act or any comparable state, local or foreign Law. On or prior to the Closing Date, the Company shall provide Buyer with Section 4.14 of the Company Disclosure Letter, which shall set forth a complete and accurate list of all former employees of the Company and its Subsidiaries who have been involuntarily terminated by the Company or one of its Subsidiaries within the ninety (90) day period preceding the Closing Date. Subject to Buyer’s receipt of Section 4.14 of the Company Disclosure Letter, in the event that any action taken by Buyer following the Closing Date with respect to the Company and its Subsidiaries results in any liability being imposed on Seller, the Company or its Subsidiaries for employment losses arising before the Closing Date as a result of the aggregation provision of the WARN Act (29 U.S.C. sec. 2102 (d)), or otherwise under federal, state, local or foreign Law, Buyer agrees to be responsible for and to indemnify Seller against all such liabilities including without limitation liability for payments to employees or for any fines or assessments due to any Governmental Entity.

Section 4.15                                 Resignations. Seller shall use commercially reasonable efforts to obtain the written resignations of each director and officer of the Company and its Subsidiaries listed on Section 4.15 of the Company Disclosure Letter, effective as of the Closing Date.

Section 4.16                                Company Disclosure Letter. The inclusion of any matter in any Section of the Company Disclosure Letter to this Agreement shall be deemed to be disclosed with respect to each other Section of the Company Disclosure Letter to the extent its applicability thereto is reasonably apparent. The inclusion of information in any Section of the Company Disclosure Letter shall expressly not be deemed to constitute an admission by Seller or Buyer or otherwise imply that any such matter is material, has a Material Adverse Effect or creates a measure for, or further defines the meaning of, materiality or Material Adverse Effect and their correlative terms for the purposes of this Agreement. No disclosure on the Company Disclosure Letter relating to a possible breach or violation of any contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred. From time to time up to three (3) Business Days prior to the Closing, Seller shall have the right to supplement or amend the Company Disclosure Letter with respect to any matter hereafter arising or discovered after the delivery of the Company Disclosure Letter pursuant to this Agreement. No such supplement or amendment shall be deemed to modify or amend this Agreement for the purposes of satisfying the condition to Closing set forth in Section 5.1(a) and, notwithstanding the fact that if Buyer has permitted the Closing to occur, Buyer shall not be deemed to have waived any right or claim pursuant to the terms of this Agreement or otherwise, including pursuant to Article VII hereof, with respect to any and all matters disclosed pursuant to any such supplement or amendment at or prior to the Closing.

Section 4.17                                 Restrictive Covenants.

(a)                             Subject to the provisions of paragraphs (b) and (c) below, Seller agrees that, during the two (2)-year period following the Closing Date, Seller will not, and will not permit any of its Subsidiaries to:

(i)                         create, form or acquire a company or operating unit, or expand an existing company or unit so that, the principal business of which is to provide Clerical/Administrative Personnel, finance and accounting personnel or legal personnel, on a temporary, “temp-to-perm” or direct hire basis, to customers located in the United States or Canada (the “Restricted Business”), or enter into a Contract with a customer located in the United States or Canada where the projected fees for the Restricted Business represent more than fifty percent (50%) of the total fees under such Contract; or

(ii)                          solicit or entice any Protected Employee to enter into an employment or consulting relationship with Seller or any of its Subsidiaries.

(b)                            The restrictions in Section 4.17(a) shall not apply to or limit (i) the business conducted by Management Recruiters International, Inc. and its Subsidiaries and their direct and indirect franchisees or (ii) the provision of  Clerical/Administrative Personnel on a direct hire basis by Seller’s “PRO” business. Buyer acknowledges that in certain cases Seller and its Subsidiaries currently engage in and intend in the future to engage in the Restricted Business in connection with, and ancillary to, providing other services to customers (including under managed staffing arrangements) and that this Section 4.17 is not intended to and does not restrict or limit such activity so long as fifty percent (50%) or less of the total fees under the Contract with a customer are derived from the Restricted Business.

(c)                             The restrictions in Section 4.17(a) shall not apply to or limit: (i) solicitations of former employees of the Company or its Subsidiaries who were terminated by the Company or its Subsidiaries on or after the Closing; (ii) solicitations of any person who has not been employed by the Company or any of its Subsidiaries during the six (6)-month period prior to the initial solicitation or enticement; or (iii) general solicitations not targeted to employees of the Company or any of its Subsidiaries (such as newspaper advertisements or web postings).

(d)                              Seller acknowledges and agrees that the provisions of this Section 4.17 are reasonable and necessary to protect the legitimate business interests of Buyer. Seller shall not contest that Buyer’s remedies at law for any breach or threat of breach by Seller or any of its Subsidiaries of the provisions of this Section 4.17 will be inadequate, and that Buyer shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Section 4.17 and to enforce specifically such terms and provisions, in addition to any other remedy to which Buyer may be entitled at law or equity.

(e)                              If any of the provisions contained in this Section 4.17 shall for any reason be held to be excessively broad as to duration, scope, activity or subject, then such provision shall be construed by limiting and reducing it, so as to be valid and enforceable to the extent compatible with the applicable law or the determination by a court of competent jurisdiction.

Section 4.18                                 Exclusivity.

(a)                              From the date of this Agreement until the earlier to occur of the Closing Date or the termination of this Agreement in accordance with Article VI hereof (the “Exclusive Period”), neither Seller nor the Company will, and each will instruct its respective Representatives not to, take any action to solicit, initiate, seek or accept any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any third party (other than Buyer or an Affiliate thereof designated by Buyer) regarding any Third Party Acquisition. Each of Seller and the Company agrees that any such discussions or negotiations (other than negotiations with Buyer or an Affiliate thereof designated by Buyer) in progress as of the date of this Agreement will be immediately terminated and that in no event will Seller or the Company accept or enter into an agreement concerning any Third Party Acquisition during the Exclusive Period; provided, however, that nothing herein shall prohibit Seller from advising such third parties that Seller is discontinuing or suspending discussions with them. During the Exclusive Period, neither Seller nor the Company shall, without the prior written consent of Buyer, release any Person from, or waive any provision of, any confidentiality or standstill agreement relating to the Company to which Seller or the Company is a party.

(b)                             During the Exclusive Period, Seller and/or the Company will notify Buyer within three (3) Business Days after receipt from a third party by Seller and/or the Company (or any of their respective Representatives) of any proposal for any Third Party Acquisition or any request for nonpublic information in connection with such a proposal, or for access to the properties, books or records of the Company by any Person that informs or has informed Seller or the Company that it is considering making such a proposal. To the extent permitted by such proposal and applicable Law, Seller/Company notification shall include the identity of such Person making the proposal and a summary of the material terms of such proposal.

Section 4.19                                 Tax Indemnity.

(a)                              Subject to Sections 4.19(c) and 4.19(d), Seller shall indemnify and hold Buyer and its Affiliates, the Company and its Subsidiaries and their respective officers, directors, employees, agents, successors and permitted assigns (each a “Buyer Tax Indemnitee”) harmless from and against, and shall reimburse each Buyer Tax Indemnitee for, any and all Taxes or other expenses (including, without limitation, reasonable expenses or investigation and reasonable attorneys’ and accountants’ fees and expenses in connection with any action, suit or proceeding) actually incurred, suffered or accrued at any time by any Buyer Tax Indemnitee arising out of or attributable to (i) any liability for the Taxes of the Company and its Subsidiaries for any period ending on or before the Closing Date and the portion of any Straddle Period commencing before the Closing Date and not ending on the Closing Date in excess of the amount accrued for Taxes on the Final Net Working Capital Statement, (ii) all liabilities of the Company and its Subsidiaries as a result of the applicability of Treas. Reg. §1.1502-6 or otherwise for Taxes of  any other corporation affiliated with the Company or its Subsidiaries on or prior to the Closing Date, (iii) all liabilities for Taxes as a result of the Section 338(h)(10) Election, and (iv) subject to Section 7.1, any misrepresentation or breach of any representation or warranty set forth in Section 3.1(1) (collectively, “Tax Losses”).

(b)              Notwithstanding anything to the contrary herein (other than Section 4.19(d) below), the indemnification provided in this Section 4.19 shall not  be limited by Section 7.4(b). In the case of Taxes that are payable with respect to a Straddle Period:

(i)               the parties hereto shall treat the Closing Date as the last day of such period (i.e., the parties hereto shall “close the books” on such date) and shall elect to do so if permitted by applicable law; and

(ii)              the portion of any such Tax that is allocable to the portion of the taxable period ending on the Closing Date shall be, (A) in the case of Taxes other than property Taxes determined under the closing of the books method and (B) in the case of property Taxes imposed on a periodic basis with respect to the assets of the Company or the Subsidiary, deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes with respect to such periods under the relevant Tax law) (or in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this paragraph (b). In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 4.19(b) shall be computed by reference to the level of such items on the Closing Date.

(c)              With respect to any Tax for which indemnification is provided under this Section 4.19, the amount of any such indemnity payment shall be net of (i) any amounts recovered by the Buyer Tax Indemnitee pursuant to any indemnification by or indemnification or other agreement with any third party, (ii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Tax Loss, (iii) an amount equal to the Tax benefit, if any, actually realized by the Buyer Tax Indemnitee attributable to such Tax Loss and (iv) any specific liabilities, accruals or reserves for such Tax on the Final Net Working Capital Statement (or overstatement of liabilities in respect of actual liability) of the Company and its Subsidiaries. In computing the amount of any such Tax benefit, the Buyer Tax Indemnitee shall be deemed to actually realize a Tax benefit to the extent the amount of any net cash Tax payments made by the Buyer Tax Indemnitee is reduced below the amount the Buyer Tax Indemnitee would have been required to pay but for the incurrence of such Tax Loss and indemnification. The parties hereto agree to treat any Tax Loss indemnity payment as an adjustment to the Purchase Price or as a capital contribution, except as otherwise required by applicable Law. The Buyer Tax Indemnitee shall take and shall cause its Affiliates to take all reasonable steps to mitigate any Tax Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy a breach that gives rise to the Tax Loss.

(d)       Notwithstanding any provision in this Agreement to the contrary, Seller shall not be liable to indemnify any Buyer Tax Indemnitee for Tax Losses pursuant to this Section 4.19 for any claim (or series of related claims) in an amount of less than $2,000, unless and until the aggregate amount of all such Tax Losses of less than $2,000 exceeds $30,000, at which point Buyer Tax Indemnitees shall be entitled to seek indemnification for any amount by which such Tax Losses of less than $2,000 exceed $30,000.

Section 4.20           Existing Subcontracting Arrangements. Set forth on Section 4.20(a) of the Company Disclosure Letter are certain Contracts entered into by Seller with customers under which the Company or its Subsidiaries provide services (relating to staffing of Clerical/Administrative Personnel) as a subcontractor. Set forth on Section 4.20(b) of the Company Disclosure Letter are certain Contracts entered into by the Company or its Subsidiaries with customers under which Seller provides services (relating to staffing of personnel who are not Clerical/Administrative Personnel) as a subcontractor. The parties agree to continue those subcontracting arrangements after the Closing, on the same terms as apply on the date hereof, until the earlier of (i) the termination of the respective prime contract with the customer or (ii) the date that is two (2) years after the Closing Date, provided that (a) the customer does not object to the subcontracting arrangement and (b) the subcontracting party performs its services to the satisfaction of the customer and does not cause the prime contractor to be in breach of its agreement with the customer or cause the prime contractor to pay penalties (or similar payments triggered by the performance of the subcontractor) to the customer.

Section 4.21           Landlord Consents. Certain of the Company Leases require the consent of the landlord thereunder to the sale of the Shares from Seller to Buyer (each a “Landlord Consent”). After the Closing, Buyer may in its sole discretion seek to procure such Landlord Consents. Seller shall use its commercially reasonable efforts to cooperate with and assist Buyer in Buyer’s attempt to procure the Landlord Consents, and each of Buyer and Seller agree to split in equal parts all out-of-pocket costs incurred by Buyer and Seller directly related to the procurement of the Landlord Consents, including without limitation any directly related aggregate increase in rent with respect to a Company Lease for  the duration of such Company Lease as in effect immediately prior to Closing (i.e., excluding any renewals or extensions of  such lease term beyond the original term). In connection with obtaining any Landlord Consent with respect to a Company Lease, Buyer, the Company and its Subsidiaries shall not, without Seller’s written consent, enter into any amendment to such Company Lease or other arrangement with the landlord of such Company Lease that provides Buyer, the Company or its Subsidiaries with any economic benefit. Buyer agrees that, if in connection with requesting or obtaining a Landlord Consent, any landlord requests that Buyer or Parent guarantee the obligations of Buyer, the Company or its Subsidiaries under any existing lease or new lease or agreement, Buyer shall provide such guarantee, or cause Parent to provide such guarantee.

Section 4.22           Mutual Release.

(a)        Subject to Section 4.22(c), for and in consideration of the covenants and promises set forth in this Agreement, effective as of the Closing, Seller and its successors, assigns, heirs and beneficiaries hereby fully and finally release, acquit and forever discharge the Company and its Subsidiaries from any and all Actions, causes of action (whether class, derivative or individual in nature, for indemnity or otherwise), suits, debts, claims, counterclaims, demands, liens, commitments, contracts, agreements, promises, liabilities, demands, damages, losses, costs, expenses and compensation of any kind or nature whatsoever, known or unknown, suspected or unsuspected, fixed or contingent, past, present or future, in law or in equity, which Seller has, or had or may have had in the past, against the Company or its Subsidiaries.

(b)       Subject to Section 4.22(c), for and in consideration of the covenants and promises set forth in this Agreement, effective as of the Closing, the Company and its Subsidiaries and each of their respective successors, assigns, heirs and beneficiaries hereby fully and finally release, acquit and forever discharge Seller and its Affiliates (other than the Company and its Subsidiaries), from any and all Actions, causes of action (whether class, derivative or individual in nature, for indemnity or otherwise), suits, debts, claims, counterclaims, demands, liens, commitments, contracts, agreements, promises, liabilities, demands, damages, losses, costs, expenses and compensation of any kind or nature whatsoever, known or unknown, suspected or unsuspected, fixed or contingent, past, present or future, in law or in equity, which the Company or its Subsidiaries has, or had or may have had in the past, against Seller or its Affiliates (other than the Company and its Subsidiaries).

(c)        Notwithstanding the foregoing in this Section 4.22, no party hereby releases any other party or parties hereto of any Actions arising under the terms of this Agreement, the Support Services Agreement or the Contracts listed on Section 4.20(a) of the Company Disclosure Letter, or the transactions contemplated hereby or thereby.

Section 4.23           Accounts Receivable Bring-Down. On or before the Closing Date, the Company shall update Section 3.1(w) of the Company Disclosure Letter to set forth the results of a customary accounts receivable run performed by the Company with respect to the accounts receivable of the Company and its Subsidiaries as of two (2) Business Days prior to the Closing Date.

Section 4.24           Deferred Compensation Plan. Seller shall, or shall cause the Company to, (i) terminate, effective prior to the Closing Date, the Todays Temporary, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”) and (ii) distribute, in lump sum cash payments, to each of the participants in the Deferred Compensation Plan their respective account balances, less any applicable withholding and other employment taxes, pursuant to and in accordance with Section 1.409A-3(j)(ix)(B) of the Treasury Regulations.

Section 4.25           Assumption of Certain Employment Arrangements. Effective immediately prior to the Closing, Seller hereby assumes any Company contract, agreement, plan or arrangement, whether written or unwritten, that provides for (i) compensation or other benefits to Dan Neuburger in connection with his employment by Company and (ii) any payments or other obligations payable to Dan Neuburger upon or in connection with any (A) termination of his employment or (B) change-in-control of the Company (any such obligations to Dan Neuburger being collectively referred to herein as the “Neuburger Obligations”).

ARTICLE V

CONDITIONS OF PURCHASE

Section 5.1             Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Buyer:

(a)           Representations and Warranties and Covenants of Seller.

(i)              The representations and warranties of Seller contained in Section 3.1(d) shall be true and correct as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of Seller contained in this Agreement (other than Section 3.1(d)), without giving effect to any materiality or Material Adverse Effect qualifications therein, shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true as of such specified date), except for such failures to be true and correct as would not in the aggregate have a Material Adverse Effect;

(ii)             Seller shall have in all material respects performed the obligations and complied with the covenants (except for the covenants in Sections 4.23, 4.24 and 4.25, which Seller shall have complied with in all respects) required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(iii)            Seller shall have delivered to Buyer a certificate of Seller, dated the Closing Date, to the effect of the foregoing clauses (i) and (ii).

(b)        No Prohibition. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the transactions contemplated hereby, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the transactions contemplated hereby.

(c)        Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred since the date of this Agreement and be continuing (excluding the effects of any action taken by Seller, the Company or Buyer pursuant to Section 4.6).

(d)        Support Services Agreement. Seller shall have executed and delivered to Buyer the Support Services Agreement.

(e)        Documentation to be Delivered. Seller shall have delivered the following to Buyer:

(i)              A certificate of the Secretary of State of the State of Pennsylvania as to the legal existence and good standing of the Company and Seller in Pennsylvania and the certificate of incorporation of the Company and Seller certified as the most recent practicable date by the Secretary of State of the State of Pennsylvania; and

(ii)             A certificate of the secretary of the Company, given by him on behalf of the Company and not in his individual capacity, certifying as to the bylaws of the Company, the resolutions of the board of directors of the Company authorizing this Agreement and all other documents related thereto and the incumbency of the officers signing all such agreements.

(f)         Release of Guarantee. The guarantee from the Company described in Section 3.1 (n)(i)(2) of the Company Disclosure Letter shall have been released by JPMorgan Chase Bank, N.A. or Seller shall have terminated the Credit Agreement described in Section 3.1(n)(i)(2) of the Company Disclosure Letter.

Section 5.2              Conditions to Obligations of Seller. The obligations of Seller to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Seller:

(a)        Representations and Warranties and Covenants of Buyer.

(i)              The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, such representations and warranties shall be true and correct in all material respects as of such specified date);

(ii)             Buyer shall have in all material respects performed the obligations and complied with the covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(iii)            Buyer shall have delivered to Seller a certificate of Buyer, dated the Closing Date to the effect of the foregoing clauses (i) and (ii).

(b)        No Prohibition. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the transactions contemplated hereby, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the transactions contemplated hereby.

(c)        Support Services Agreement. Buyer shall have executed and delivered to Seller the Support Services Agreement.

(d)        Documentation to be Delivered. Buyer shall have delivered a certificate of the Secretary of State of the State of Delaware as to the legal existence and good standing of Buyer in Delaware and the certificate of formation of Buyer certified as the most recent practicable date by the Secretary of State of the State of Delaware.

ARTICLE VI

TERMINATION

Section 6.1              Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)        by mutual written consent of Buyer and Seller;

(b)        by the written notice of Seller to Buyer if the Closing shall not have occurred on or before thirty (30) days after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 6.1 (b) shall not be available to Seller if the failure of Seller to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c)        by the written notice of Buyer to Seller if the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 6.1(c) shall not be available to Buyer if the failure of Buyer to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; or

(d)        either Buyer or Seller, upon written notice to the other, if any court of competent jurisdiction or other competent Governmental Entity shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and non-appealable, unless the failure to consummate the Closing because of such action by a Governmental Entity shall be due to the failure of the party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement.

Section 6.2              Effect of Termination. In the event of termination of this Agreement by a party hereto pursuant to Section 6.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other party hereto, and this Agreement shall thereupon terminate and become void and have no effect, without any liability or obligation on the part of any party hereto, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Section 4.4 and Section 8.1, Section 8.2, Section 8.3, Section 8.4, Section 8.6, Section 8.7, Section 8.8 and Section 8.9 shall survive the termination of this Agreement; provided, however, that if such termination shall result from (i) the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or (ii) Buyer’s failure to pay any portion of the Purchase Price upon the satisfaction or waiver of the conditions to Closing set forth in Article V, Seller or Buyer, as the case may be, shall be fully liable for any and all Losses of the other party as a result of such breach or failure.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION

Section 7.1             Survival of Representations. The representations, warranties and covenants (to the extent that such covenants relate to the performance of obligations prior to Closing) in this Agreement shall survive the Closing solely for purposes of this Article VII and shall terminate, together with Buyer’s or Seller’s (as applicable) right to seek indemnification for breaches thereof, on the date that is fifteen (15) months after the Closing Date; provided, however, that the representations and warranties under (i) Section 3.1 (a) (Due Organization and Good Standing – first sentence only), Section 3.1(b) (Authorization of Transaction), Section 3.1(d) (Capital Structure and Ownership of Shares), Section 3.1(s) (Brokers’ Fees), Section 3.2(b) (Authorization of Transaction by Buyer), Section 3.2(f) (Acquisition of Equity for Investment), Section 3.2(h) (Brokers’ Fees) and Section 3.2(i) (No Reliance) (and solely to the extent relating to the foregoing representations and warranties, the certificate delivered pursuant to Section 5.1 hereof) shall survive indefinitely, and (ii) Section 3.1(1) (Taxes), Section 3.1(q) (Employee Benefit Plans) and Section 3.1(v) (Environmental Matters) (and solely to the extent related to such representations and warranties, the certificate delivered to pursuant to Section 5.1 hereof) shall survive until sixty (60) days after the expiration of the applicable statute of limitations. Except as set forth above, the parties intend to shorten the statute of limitations and agree that no claims or causes of action may be brought against Buyer or Seller based upon, directly or indirectly, any of the representations, warranties or covenants (to the extent that such covenants relate to the performance of obligations prior to Closing) contained in this Agreement after the applicable survival period. Notwithstanding the foregoing, the foregoing time limitations shall not apply to any claims with respect to which the claiming party has delivered to the other party a written indemnification claim prior to the expiration of the applicable time period in accordance with the provisions thereof. The covenants contained in this Agreement which relate to the performance of obligations after the Closing shall survive the Closing for the periods contemplated by their terms.

Section 7.2             Indemnification.

(a)        From and after the Closing Date and subject to the other limitations set forth in this Article VII, Seller agrees to indemnify and hold harmless Buyer and its Affiliates and their respective officers, directors, employees, agents, successors and permitted assigns against and in respect of any and all actual losses, claims, obligations, suits, proceedings, assessments, damages, liabilities, interest, penalties, judgments, settlements and reasonable costs and expenses, including reasonable legal fees and expenses (“Losses”), resulting or arising from:

(i)       any breaches of Seller’s representations and warranties set forth in this Agreement or any certificate delivered pursuant hereto;

(ii)      any nonfulfillment of or failure to comply with any covenant of Seller set forth in this Agreement or any certificate delivered pursuant hereto;

(iii)     any of the Neuburger Obligations;

(iv)     any obligations relating to the CDI Corp. Stock Purchase Plan for Management Employees and Non-Employee Directors;

(v)      any obligations relating to the Company having been a party to the Membership Agreement listed in the Company Disclosure Letter as item (22) to Section 3.1(c)(ii), item (B) to Section 3.1(n)(i)(3) and item (B) to Section 3.1(r)(i);

(vi)     any liability arising out of the matter described in Section 3.1(p) of the Company Disclosure Letter: and/or

(vii)    any United States-based workers’ compensation claims brought by employees of the Company or its Subsidiaries based solely upon events that occurred prior to the Closing Date.

(b)       From and after the Closing Date and subject to the other limitations set forth in this Article VII, Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective officers, directors, employees, agents, successors and permitted assigns against and in respect of any and all Losses resulting or arising from (i) any breaches of Buyer’s representations and warranties set forth in this Agreement or any certificate delivered pursuant hereto and/or (ii) any nonfulfillment of or failure to comply with any covenant of Buyer set forth in this Agreement or any certificate delivered pursuant hereto.

(c)        Any payments pursuant to this Article VII shall be treated as an adjustment to the Purchase Price except as otherwise required by Law.

Section 7.3             Method of Asserting Claims, Etc. All claims for indemnification by any Indemnified Party hereunder shall be asserted and resolved as set forth in this Section 7.3. In the event that any written claim or demand for which an Indemnifying Party would be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event more than fifteen (15) days following such Indemnified Party’s receipt of such claim or demand, notify the Indemnifying Party of such claim or demand in a written notice that describes such claim or demand in reasonable detail, including the sections of this Agreement which form the basis for such claim or demand and the amount or the estimated amount thereof (which estimate shall not be conclusive of the final amount of such claim and demand) along with copies of all written evidence thereof (the “Claim Notice”). Subject to Section 7.1, no delay in or failure to give notice to the Indemnifying Party pursuant to this Section 7.3 will adversely affect any of the other rights or remedies that the Indemnified Party has under this Agreement, or alter or relieve the Indemnifying Party of its obligations to indemnify the Indemnified Party, except to the extent that the Indemnifying Party is actually and materially prejudiced thereby. The Indemnifying Party shall have thirty (30) days from the personal delivery or mailing of the Claim Notice (the “Notice Period”) to notify the Indemnified Party whether or not it desires to defend the Indemnified Party against such claim or demand. An election to assume the defense of such claim or demand shall not be deemed to be an admission that the Indemnifying Party is liable to the Indemnified Party in respect of such claim or demand. In the event that it is ultimately determined that the Indemnifying Party is not obligated to indemnify, defend or hold the Indemnified Party harmless from and against any third party claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all costs and expenses (including without limitation, attorney’s fees and court costs) incurred by the Indemnifying Party in its defense of the third party claim. In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, except as hereinafter provided, the

Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings. If any Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense; provided however, that if, in the good faith determination of the Indemnifying Party’s counsel, representation by the Indemnifying Party’s counsel would not be permissible under the applicable standards of professional conduct, the Indemnified Party shall be entitled to participate in the defense thereof with counsel of its own choice at the expense of the Indemnifying Party; it being understood that the Indemnifying Party shall control such defense. The Indemnified Party shall not settle a claim or demand without the consent of the Indemnifying Party, which shall not be unreasonably withheld. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any subsidiary or Affiliate thereof. If the Indemnifying Party elects not to defend the Indemnified Party against a claim or demand for which the Indemnifying Party has an indemnification obligation hereunder, whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the amount of any such claim or demand, or, if the same be contested by the Indemnified Party, then that portion thereof as to which such defense is unsuccessful (and the reasonable costs and expenses pertaining to such defense) shall be the liability of the Indemnifying Party hereunder, subject to the limitations set forth in this Article VII. To the extent the Indemnifying Party shall control or participate in the defense or settlement of any third party claim or demand, the Indemnified Party will give the Indemnifying Party and its counsel access to, during normal business hours and upon reasonable notice, the relevant business records and other documents, and shall permit them to consult with the employees and counsel of the Indemnified Party. The Indemnified Party shall use its commercially reasonable efforts in the defense of all such claims. Any notice of a claim by reason of any of the representations, warranties or covenants contained in this Agreement shall state specifically the representation, warranty, or covenant with respect to which the claim is made, the facts giving rise to an alleged basis for the claim, and the amount of the liability asserted against the Indemnifying Party by reason of the claim.

Section 7.4             Limitation on Liability.

(a)        Notwithstanding any provision in this Agreement to the contrary, the liability of an Indemnifying Party to indemnify an Indemnified Party pursuant to this Article VII for a breach of a representation, warranty or covenant shall be limited to claims as to which the Indemnified Party has given the Indemnifying Party a valid Claim Notice on or prior to the termination of such representation, warranty or covenant pursuant to Section 7.1 hereof.

(b)       Notwithstanding any provision in this Agreement to the contrary:

(i)      Seller shall not be liable to indemnify Buyer or its Affiliates for Losses pursuant to Section 7.2(a)(i) hereof with respect to breaches of representations and warranties (other than the representations and warranties contained in Section 3.1(a) (Due Organization and Good Standing – first sentence only), Section 3.1(b) (Authorization of Transaction), Section 3.1(d) (Capital Structure and Ownership of Shares), Section 3.1(l)(Taxes), Section 3.1(s) (Brokers’ Fees), the Debt Certificate delivered pursuant to Section 2.2(b)(iii) and, solely to the extent relating to the foregoing representations, the certificate delivered pursuant to Section 5.1 hereof (collectively, the “Excluded Representations”)), unless and until the aggregate amount of all such Losses incurred by Buyer and its Affiliates for which Seller would, but for this clause (i), be liable under this Agreement exceeds an amount equal to $500,000 (“Seller’s Basket”), at which point Buyer and its Affiliates shall be entitled to seek indemnification only for the amount by which such Losses exceed Seller’s Basket; and

(ii)     no Buyer claim (or series of related Buyer claims) for indemnification pursuant to Section 7.2(a)(i) hereof for Losses in an amount less than $20,000 may be asserted.

(iii)    Notwithstanding any other provision of this Agreement, in no event shall the aggregate amount of all Buyer claims for which Seller is liable pursuant to (1) Section 7.2(a)(i) (other than as a result of the breach of (A) any Excluded Representations or (B) the representations and warranties contained in Section 3.1(l)(Taxes), Section 3.1(v) (Environmental Matters) or Section 3.1(q) (Employee Benefit Plans)), exceed an amount equal to fifteen percent (15%) of the Purchase Price, and (2) Section 7.2(a)(i) (solely as a result of the breach of (X) Excluded Representations or (Y) the representations and warranties contained in Section 3.1(l)(Taxes), Section 3. l(v) (Environmental Matters) or Section 3.1(q) (Employee Benefit Plans)), exceed an amount equal to the Purchase Price, less the aggregate amount of all Buyer claims for which Seller is liable pursuant to Section 7.2(a)(i) hereof with respect to breaches of representations and warranties other than Excluded Representations or the representations and warranties contained in Section 3.1(l)(Taxes), Section 3.1(v) (Environmental Matters) or Section 3.1(q) (Employee Benefit Plans) (“Seller’s Cap”).

(c)        Notwithstanding any provision in this Agreement to the contrary, (i) Buyer shall not be liable to indemnify Seller or its Affiliates for Losses pursuant to Section 7.2(b)(i) hereof with respect to breaches of representations and warranties unless and until the aggregate amount of all such Losses incurred by Seller and its Affiliates for which Buyer would, but for this clause (i), be liable under this Agreement exceeds an amount equal to $500,000, at which point Seller and its Affiliates shall be entitled to seek indemnification only for the amount by which such Losses exceed $500,000, and (b) no Seller claim (or series of related Seller claims) for indemnification pursuant to Section 7.2(b)(i) hereof for Losses in an amount less than $20,000 may be asserted. Notwithstanding any other provision of this Agreement, in no event shall the aggregate amount of all Seller claims for which Buyer is liable pursuant to Section 7.2(b)(i) exceed an amount equal to fifteen percent (15%) of the Purchase Price.

(d)       For purposes of Article VII, including the calculation of Losses and determination of the inaccuracy or breach subject to indemnification pursuant to Article VII, the representations and warranties of Buyer and Seller contained in Sections 3.1 and 3.2 of this Agreement (other than the representations and warranties contained in Sections 3.1(g), 3.1(i), 3.1(k), 3.1(l)(i)(use of “material” in first and third sentences), 3.1(l)(ii)(use of “material” in third and final sentences), 3.l(m)(first paragraph), 3.1(m)(iv), 3.1(n)(3), 3.1(n)(7), 3.1(p)(first use of “material” in last sentence), 3.1(r)(i)(second sentence), and 3.1(y)(use of “material” and “materially” in last sentence) shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including, without limitation, the word “material”) or “Material Adverse Effect.”

(e)        There shall be no duplication of any recovery regarding Taxes under Section 4.19.

Section 7.5             Losses Net of Insurance, Etc. The amount of any Loss for which indemnification is provided under Section 7.2 shall be net of (i) any amounts recovered by the Indemnified Party pursuant to any indemnification by or indemnification or other agreement with any third party, (ii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Loss (each source named in clauses (i) and (ii), a “Collateral Source”), (iii) an amount equal to the Tax benefit, if any, actually received by the Indemnified Party attributable to such Loss and (iv) any specific accruals or reserves (or overstatement of liabilities in respect of actual liability) of the Company and its Subsidiaries. In computing the amount of any such Tax benefit, the Indemnified Party shall be deemed to actually realize a Tax benefit to the extent the amount of any net cash Tax payments made by the Indemnified Party is reduced below the amount the Indemnified Party would have been required to pay but for the incurrence of such Loss and indemnification. The parties shall take and shall cause their Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy a breach that gives rise to the Loss. The parties acknowledge and agree that no right of subrogation shall accrue or inure to the benefit of any Collateral Source hereunder. The Indemnifying Party may require an Indemnified Party to assign the rights to seek recovery pursuant to the preceding sentence; provided, that the Indemnifying Party will then be responsible for pursuing such recovery at its own expense. If the amount to be netted hereunder from any payment required under Section 7.2 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party to this Article VII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VII had such determination been made at the time of such payment. Buyer shall not make any claim for indemnification under this Article VII in respect of any matter that is taken into account in the calculation of any adjustment to the Purchase Price pursuant to Section 2.3.

Section 7.6             Sole Remedy; Waiver. The parties hereto acknowledge and agree that the remedies provided for in this Agreement or the Support Services Agreement shall be the parties’ sole and exclusive remedy with respect to the subject matter of this Agreement (other than in connection with any breach of Section 4.18) or the Support Services Agreement or the transactions contemplated hereby. In furtherance of the foregoing, the parties hereby waive and release, to the fullest extent permitted by applicable law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, other than any such rights, claims or causes of action based upon fraud, that it may have against Seller or any of its Affiliates, or Buyer or any of its Affiliates, as the case may be, arising under or based upon any Law. This Section 7.6 shall survive Closing.

ARTICLE VIII

MISCELLANEOUS

Section 8.1             Assignment: Binding Effect. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by both Buyer and Seller and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 8.2             Choice of Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.3             Consent to Jurisdiction; Service of Process; Waiver of Jury Trial. ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN  THE STATE OF DELAWARE. BY EXECUTING AND DELIVERING THIS AGREEMENT, THE PARTIES, IRREVOCABLY (I) ACCEPT GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THESE COURTS; (II) WAIVE ANY OBJECTIONS WHICH SUCH PARTY MAY  NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (I) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ACCORDANCE WITH SECTION 8.4; AND (IV) AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARTIES UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH JUDICIAL PROCEEDING OR OTHER ACTION ARISING OUT OF OR RELATING TO  THIS AGREEMENT.

Section 8.4             Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or sent by facsimile transmission or by registered or certified mail (return receipt requested, with postage prepaid) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Buyer, to:

Spherion Atlantic Enterprises, LLC

2050 Spectrum Blvd.

Ft. Lauderdale, FL 33309

Attn: Law Department

Fax: 954-308-0055

If to Parent, to:

Spherion Corporation

2050 Spectrum Blvd.

Ft. Lauderdale, FL 33309

Attn: Law Department

Fax: 954-308-0055

with copies, in the case of notice to Buyer or Parent, to:

Greenberg Traurig

401 E. Las Olas Blvd.

Suite 2000

Ft. Lauderdale, FL 33301

Attn: Brian J. Gavsie

Fax: 954-765-1477

If to Seller, to:

CDI Corporation
1717 Arch Street
35th Floor
Philadelphia, PA 19103
Attn: Chief Financial Officer
Fax: 215-569-1300

with copies, in the case of notice to Seller, to:

CDI Corp.

1717 Arch Street
35th Floor

Philadelphia, PA 19103

Attn: General Counsel

Fax: 215-636-1233

Section 8.5             Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 8.6             Fees and Expenses. Except as otherwise specified in this Agreement, each party hereto shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, that Buyer and Seller shall be responsible in equal parts for all Transfer Taxes (as well as the filing of all Tax Returns with respect thereto), and that Seller will bear (i) all of its and the Company’s fees and expenses related to the transactions contemplated hereby, including legal, accounting and other advisory fees and expenses payable by Seller and/or the Company and (ii) all change of control, success fee, retention or similar bonus payments due to employees of the Company as a direct result of the consummation of the transactions, in each case in (i) and (ii), that are pursuant to Contracts put in place by the Company prior to the Closing; provided, however, that Seller’s payment of such fees and expenses shall (x) be net of any Tax benefits related to such fees and expenses actually received by Buyer or the Company after the Closing and (y) exclude any fees or expenses incurred by or on behalf of Buyer in connection with its financing of the transactions or otherwise.  In computing the amount of any such Tax benefit, Buyer or the Company, as the case may be, shall be deemed to actually realize a Tax benefit to the extent the amount of any net cash Tax payments made by it is reduced below the amount it would have been required to pay but for the incurrence of such fees and expenses.  In the event that any Tax benefit is not actually realized until after Seller makes the payments required under this Section 8.6, Buyer shall pay Seller the amount of such Tax benefit when so actually realized.

Section 8.7             Entire Agreement.  This Agreement (including the Exhibits and the Company Disclosure Letter hereto) and the Support Services Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect to such subject matter; provided, however, for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with their respective terms and this Agreement.

Section 8.8             Interpretation.

(a)        When a reference is made to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule of or to this Agreement unless otherwise indicated.

(b)       Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)        Unless the context requires otherwise, words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other gender.

(d)       References to “dollars” or “$” are to U.S. dollars.

(e)        The terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement.

(f)        This Agreement was prepared jointly by the parties hereto and no rule that it be construed against the drafter will have any application in its construction or interpretation.

Section 8.9             Waiver and Amendment.  This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by Buyer and Seller. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.10           Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

Section 8.11           Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 8.12           Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 8.13           No Consequential Losses.  NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, IN NO EVENT SHALL ANY PARTY BE LIABLE UNDER THIS AGREEMENT FOR PUNITIVE DAMAGES OR ANY SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES OF ANY KIND OR NATURE, REGARDLESS OF THE FORM OF ACTION THROUGH WHICH SUCH DAMAGES ARE SOUGHT OTHER THAN IN CONNECTION WITH ANY BREACH OF SECTION 4.18. IN NO EVENT (OTHER THAN IN CONNECTION WITH ANY BREACH OF SECTION 4.18) SHALL ANY PARTY BE LIABLE UNDER THIS AGREEMENT FOR LOST PROFITS, EVEN IF UNDER APPLICABLE LAW, SUCH LOST PROFITS WOULD NOT BE CONSIDERED CONSEQUENTIAL OR SPECIAL DAMAGES.

Section 8.14           Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart.  For purposes of this Agreement, facsimile signatures shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

Section 8.15           No Right of Setoff. No party hereto nor any Affiliate thereof may deduct from, set off, holdback or otherwise reduce in any manner whatsoever any amount owed to it hereunder or pursuant to any other agreement against any amounts owed hereunder or pursuant to any other agreement by such Persons to the other party hereto or any of such other party’s Affiliates.

Section 8.16           Guarantee. To induce Seller to enter into this Agreement, Parent hereby irrevocably, absolutely and unconditionally guarantees to Seller, as a primary obligor and not merely as a surety, the due and punctual payment, performance and discharge of all of the payment and other obligations and liabilities of Buyer hereunder. In the event that any payment to Seller is rescinded or must otherwise be returned for any reason whatsoever, Parent shall remain fully liable hereunder as if such payment had not been made. This is an unconditional guarantee of payment and performance, and not merely of collectibility. This is a continuing guarantee and shall continue in full force and effect until such time as Buyer’s obligations hereunder have been fully and indefeasibly performed.  Parent hereby waives presentment for payment, demand for payment, notice of nonpayment or dishonor, protest and notice of protest, and any other formalities that may be legally required to charge it with liability; and Parent further agrees that its liability hereunder shall not be impaired or affected by any renewals, waivers or extensions of any default or the times of payment and performance required under this Agreement, nor by any forbearance, recasting, amendment, revision, assignment or modification to this Agreement, nor by any other matter that would otherwise operate as an equitable discharge. Seller shall not be requested to seek to enforce or resort to any remedies against Buyer before enforcing this guarantee. Parent agrees that it shall not institute any proceedings asserting and shall not in any case assert that this guarantee is illegal, invalid or unenforceable in accordance with its terms. Parent represents to Seller that Parent has the corporate power and authority to execute, deliver and perform this Agreement and that Parent has duly executed and delivered this Agreement.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

CDI CORPORATION

By:	/s/ Roger H.Ballov
Name: Roger H.Ballov
Title: President and CEO

SPHERION ATLANTIC ENTERPRISES, LLC

By:	/s/ Roy Krause
Name: Roy Krause
Title: Pres & CEO

SPHERION CORPORATION

By:	/s/ Roy Krause
Name: Roy Krause
Title: Pres & CEO

Solely for the purposes of Sections 4.22 and 4.25 hereof,

TODAYS STAFFING, INC.

By:	/s/ Mark A.Kerschner
Name: Mark A.Kerschner
Title: Treasurer

i

INDEX OF DEFINED TERMS

Page

Action	1
Affiliate	1
Affiliated Group	2
Agreement	2
Balance Sheet	2
Balance Sheet Date	2
Business Day	2
Buyer	1
Buyer Tax Indemnitee	38
CDI Marks	33
Claim Notice	46
Clerical/Administrative Personnel	2
Closing	10
Closing Date	10
Code	2
Collateral Source	48
Common Parent	2
Company	1
Company Contracts	19
Company Disclosure Letter	2
Company Group Member	33
Company Intellectual Property	3
Company Leases	16
Company Plans	3
Confidentiality Agreement	29
Contract	3
Copyrights	3
Current Assets	3
Current Liabilities	3
Debt Certificate	10
Deferred Compensation Plan	41
Dispute Notice	11
Employee Data	30
Encumbrance	3
Environmental Law	4
ERISA	3
ERISA Affiliate	4
Excluded Representations	47
Exclusive Period	38
Final Net Working Capital	12
Final Net Working Capital Statement	12
Final Working Capital Adjustment	12
Financial Statements	4
GAAP	4
Governmental Entity	4
Governmental Filings	14
Guarantees	32
Hazardous Materials	5
Income Tax	5
Indebtedness	5
Indemnified Party	5
Indemnified Party Tax Increase	34
Indemnifying Party	5
Independent Accounting Firm	5
Initial Purchase Price	10
Intellectual Property	5
Knowledge of Seller	5
Law	6
Leased Real Property	16
Losses	45
Material Adverse Effect	6
Material Interest	6
Net Working Capital	6
Neuburger Obligations	41
Notice Period	46
Outside Date	43
Parent	1
Patents	7
Permits	21
Permitted Encumbrance	7
Person	7
Preliminary Closing Net Working Capital Statement	10
Preliminary Net Working Capital	10
Prior Period Return	7
Protected Employee	7
Purchase Price	12
Reference Net Working Capital	7
Released Parties	32
Representatives	8
Restricted Business	37
Section 338(h)(10) Election	35
Section 338(h)(10) Election Forms	35
Seller	1

Seller’s Basket	47
Seller’s Cap	47
Shares	1
Significant Customers	24
Straddle Period	33
Subsidiary	8
Support Services	32
Support Services Agreement	8
Tax	8
Tax Claim	34
Tax Indemnified Party	34
Tax Indemnifying Party	34
Tax Losses	39
Tax Return	9
Taxes	8
Terminating Contracts	32
Third Party Acquisition	9
Trade Secrets	9
Trademarks	9
Transfer Taxes	9
WARN Act	36